Exhibit 99.1

Goldenrae Evaluation

For

XTRA-GOLD RESOURCES CORP.

Prepared by

John Rae, P. Geo

Dr. Robert Griffis, Geologist, P. Eng

Kofi Agyeman, Geologist

March 7, 2006

Goldenrae Evaluation Report

Table of Content

Chapter 1	Executive Summary

Chapter 2	Introduction

2.1	Terms of Reference
2.2	Property Description and Ownership
2.3	Geographic Features

Chapter 3	Historical Background

3.1	Past Mining and Exploration
3.2	Goldenrae Exploration and Mining Experience

Chapter 4	Geology and Mineral Resources

4.1	Geological Background
4.2	Previous Resource Estimates
4.3	Exploration Potential

Chapter 5	Current Evaluation Program

5.1	Review of Available Data
5.2	Site Visit to Assess Facilities
5.3	Test Pitting and Sample Processing
5.4	Resource Estimates

Chapter 6	Evaluation of the Goldenrae Project

6.1	Development Options
6.2	Capital and Operating Cost Considerations
6.3	Project Valuation
6.4	Conclusions and Recommendations
6.5	Certificate of Authors

Appendix	Recent Pit Logs and maps

i

Chapter 1 EXECUTIVE SUMMARY

Rae International has carried out an evaluation of the Goldenrae alluvial project (the “Goldenrae Project”) in the Kibi District of southern Ghana on behalf of Xtra-Gold Resources Corp. (“Xtra-Gold”), a Nevada corporation, having a corporate office in Toronto, Canada. Xtra-Gold is the controlling owner of Xtra-Gold Mining Limited (“XG Mining”) as to a 90% interest. The remaining 10% interest in XG Mining is held by the Government of Ghana. XG Mining is a Ghanaian corporation and was formerly known as Goldenrae Mining Company Limited (“Goldenrae”). The Goldenrae Project, one of the Goldenrae assets, was acquired in December 2004 through the purchase of the Goldenrae shares from the trustees of the note and debenture holders of the Canadian parent company who had acquired Goldenrae from the European banks that took over the company after it declared bankruptcy in 1994. The acquisition of the 90% controlling interest in Goldenrae by XG Mining was approved by the Bank of Ghana in December 2005.

The Goldenrae properties consist of two mining leases (Pameng and Kwabeng, totaling about 84 km2) and a 34 km2 prospecting concession at Kibi (Apapam). In addition, Xtra-Gold has also acquired rights to two prospecting licences (108 km2) surrounding parts of the mining leases and are held in the name of Canadiana Gold Resources Limited (“Canadiana”), an affiliate of Bonte Mining. Canadiana changed its corporate name to Xtra-Gold Exploration Limited in December 2005. All of the prospecting licences are in good standing.

The Kibi District is a rugged area dominated by the prominent Atewa Range and has been known over the centuries as an area with large alluvial gold resources, which have been mined extensively by local villagers for many generations. European companies carried out limited mining early in the last century but with little success. The summit and slopes of the Atewa Range are within an important Forest Reserve but all of the above leases are outside this reserve.

In the late 1980s, foreign groups took a much greater interest in the area and Goldenrae started large scale alluvial operations in late 1990. This group was plagued by technical problems from the outset and once these were largely solved, the shareholders had severe financial problems and could no longer finance the operating losses until full production was achieved. The mining stopped at the end of 1993 after having processed just over 500,000 bank cubic metres (BCM) and recovered a little more than 8000 ounces of fine gold. Goldenrae’s production statistics indicate that the original reserve estimates were understated, especially in areas with a high proportion of coarse gold.

The current evaluation programme involved a review of old reports and data at site and a check pitting programme (12 pits in all) to compare grades and gravel thicknesses at random locations on each of the main alluvial deposits on the Aswusu (Kwabeng-3 pits), Merepong (Pameng-6 pits), and Birim (Apapam-3 pits) rivers. The pits on the Awusu were close to the 12 check pits sunk by the Bonte group (the

“Bonte pits”) a few years ago to compare grades with the earlier work. Results of the Bonte work were also reviewed and summarized in the present report.

The Bonte pits, which are from a relatively high-grade area of the central Awusu, indicate that the real in-situ grades may be at least 30 % higher than the Goldenrae estimates. The 12 pits completed in the current work show a large variation with previous pits from the same area. In general, the current results show higher grades but a few are lower. There also appears to be larger variations in gravel thicknesses than would be expected with such closely spaced pits.

There seems little doubt that the Goldenrae grades are understated. However, the results from the current pitting, as well as the Bonte work, should not be extrapolated across the entire resource base. In general, it is possible that many of the higher grade areas, which are mostly in central and upstream areas, may have grades 30% higher than the Goldenrae estimates. Further downstream, the real grades may be only 10 % higher than the earlier estimates as the proportion of coarse gold reduces along with the grade. Also, the recent work, especially at Pameng, indicate the potential to add additional volumes to the resource base, which will increase the amount of contained gold, perhaps as much as 10%.

Careful review of development options needs to be undertaken. For most areas within the resources, dry mining would be the preferred approach. This seems to be one major conclusion from the Goldenrae experience. The possibility of dredging requires further evaluation as it is a method with inherent cost advantages but it is unclear what areas within the current leases will have conditions suitable for dredging. As the gold from this area is typically fairly coarse-grained, gold recovery can be done very efficiently at low cost by any of several methods as long as the gravels are washed effectively and good quality water is provided to the plant.

Any development scheme needs to have considerable flexibility and production levels must be very substantial in order to keep the unit production costs to a minimum. A review of operating cost estimates for past and more recent alluvial operations indicates a likely range of 5-6 USD/BCM as direct operating costs (excluding finance and royalty costs) for production levels of 2 million BCM per year of gravels processed and an approximate 1:1 stripping ratio.

We would also estimate there will likely be a need for capital costs totaling about 20 million USD. This will include costs for reconditioning the current Goldenrae floating plant and two other smaller skid-mounted plants (about 75 BCM/hr capacity each), along with all the mining equipment, infrastructure, site preparation and engineering studies. It would also include about 2-3 million USD for working capital and contingencies required over about a 15-month period when the three plants will be scheduled into production.

There is insufficient detailed information on the resource base as well as the operating and capital costs to provide a detailed valuation of the Goldenrae Project. However, there is sufficient information to provide a realistic range in projected values at current gold prices (about 560 USD/oz or 18 USD/g).

At the low end of the range we would envisage a reserve base of about 12.6 million BCM of pay gravels (214,000 fine ounces) with a recovered raw gold grade of 0.57 g/BCM and operating costs of $6 USD/BCM. Over the life of the mine, this would result in a gross operating ‘profit’ of 44.6 million USD, which excludes royalties, taxes, and financing costs. If we assume a total capital requirement of 20 million USD and total royalty payments of about 3.6 million USD (3%) to the Government, the non-discounted ‘net’ value of the operation will be about 21 million USD. Since Goldenrae has large tax credits, it is not likely to have to pay taxes for quite a few years.

At the high end of the range, we would propose a valuation using a recovered raw head grade of 0.65 g/BCM and operating cost of $5 USD/BCM and assume all of the above capital cost parameters and royalties. Over the mine life, this would result in a non-discounted, ‘net’ value of about 50 million USD.

If we assume all of the same parameters but a much lower price of gold (15 USD/g or $467 USD/oz), the ‘net’ value is reduced to about 28 million USD.

At current gold prices, an alluvial mining operation on the established Goldenrae reserves should be very profitable if one benefits from past mistakes. This will require large production (about 2 million BCM per year; 35-40,000 ozs/yr) in order to achieve low unit costs.

The direct cash operating costs are likely to be in the range 260-350 USD/oz of gold produced. If, as expected, higher resource grades can be further substantiated, the operating costs will be at the lower end of this range.

There are many areas scattered around the Atewa Range with known alluvial occurrences similar to those on the Goldenrae leases and these could be acquired in order to extend or expand the Goldenrae production. It would be reasonable to expect the additional alluvial resources to be of comparable size (200-300,000 ozs) to those now existing on the Goldenrae leases.

Detailed studies need to be undertaken to better define the resource base at Goldenrae, to assess all the mining options and the associated operating and capital costs. The environmental studies and reports required for permitting should get underway immediately.

Chapter 2 INTRODUCTION

This chapter will discuss the terms of reference for this evaluation report as well as various aspects of the ownership, property status and geographical features in the areas of interest.

2.1	TERMS OF REFERENCE

Rae International has been engaged by Xtra-Gold Resources Corp., of Toronto, Canada to carry out an independent valuation of the Goldenrae Project in Ghana, West Africa. The valuation consisted of a test pitting programme to confirm earlier work by the Goldenrae group and to prepare resource estimates of the main known alluvial gold deposits.

Site visits were conducted to see the status of the IHC floating plant and the company offices and staff quarters at Kwabeng. An independent search on the status of the concessions and licences was also undertaken in Accra. Relevant information regarding past pitting programmes were sourced at the offices in Kwabeng and from company personnel based in Canada and Accra.

A thorough review of possible capital and operating costs was beyond the scope of this valuation but a review of possible operating costs was carried out in order to determine a projected range for the direct operating costs. Knowing this range would then provide a means to value the existing resources of the Goldenrae Project. Estimates on possible capital costs have also been presented in order to provide a more realistic value of the project potential.

Considerable attention was directed towards evaluating and summarizing past operational problems at Goldenrae in order to benefit from previous experience and to help assess projected current operating costs. It was also considered pertinent to point out the potential for additional alluvial gold deposits in the area.

The pitting programme was planned by Rae International merely to compare results with the earlier work by Goldenrae. The field work was under the supervision of Kofi Agyeman, a Ghanaian geologist with many years of experience in evaluating alluvial deposits in Ghana, including the Goldenrae Project. The resource estimates using Surpac software were also prepared under the supervision of Mr. Agyeman.

The general planning, review of data, assessment of operating costs, the valuation and report preparation was carried out by John Rae who is based in Canada but very familiar with the Goldenrae Project, and Robert Griffis, who is based in Ghana. Mr. Rae has recently commissioned a large alluvial gold operation in Nevada.

The study was carried out over a 7 week period from late January to early March, 2006.

Anyinam PL
Kwabeng ML
Banso PL
Pameng ML
Apapam PL
Property Location Map Kibi District

2.2	PROPERTY DESCRIPTION AND OWNERSHIP

The properties under consideration consist of two mining leases (Kwabeng and Pameng), which are held in the name of Goldenrae Mining Company Ltd and a prospecting concession at Kibi (Apapam) under the same name. In addition, there are two prospecting concessions held in the name of Canadiana Gold Resources, which are immediately adjacent and surrounding the mining leases. Xtra-Gold has acquired rights to all the Goldenrae assets and has an option agreement with Canadiana on their two prospecting leases.

Rae International has conducted an independent search at the Minerals Commission in Accra on the status of the properties. This confirmed that the two Goldenrae mining leases are valid until July 2019. The Kwabeng lease covers an area of about 44km2 whereas the Pameng lease is about 40 km2. The Apapam prospecting concession, which covers about 34 km2, is valid only until March 28, 2006 and we understand that the renewal or extension process is now underway.

The two Canadiana prospecting licences (about 52 km2 for the Banso licence and 56 km2 for the Anyinam, also known as Muoso, licence), which surround parts of the mining leases have been renewed until March 1, 2007.

The locations of the various concessions are shown in the following illustration; the two mining leases are on the NW side of the Atewa Range whereas the Apapam concession is on the SE side of the range, right at the district capital of Kibi.

2.3	GEOGRAPHIC FEATURES

The Kibi District (also referred to as Akim or Akyim) of the Eastern Region is located about 75km NNW of Accra and it is dominated by the prominent, NNE trending Atewa Range, a continuous, steep-sided but flat-topped range that is about 50km long and 10-15km wide. The maximum elevation on the range is about 780m ASL and it stands well above the surrounding lowlands, which are at about 180-200m ASL.

The area has abundant rainfall, 1500-2000mm/yr for most of the area but 2000+ mm/yr in the summit area. Daytime temperatures for much of the district peak in the range 30-35 0 C whereas at night the range is usually 23-280 but at the summit of the Range, the temperature will generally be about 50 cooler. The Atewa Range is very important as it is the headwaters for the important Birim and Densu river systems; the latter supplies water for large parts of metropolitan Accra.

Most of the range is within a large forest reserve where substantial primary forest is preserved despite persistent timber poaching. The steep flanks feature a wide variety of high canopy tropical hardwoods typical of southwestern Ghana whereas the summit has a diverse flora, including extensive hanging vines, which are unusual in southern Ghana. The area has numerous unstudied archeological sites and a very rich, diverse system of fauna and flora, which surely warrant preservation. The area also has great potential for tourism.

BURKINA FASO
COTE DE IVORE
TOGO
Hamale
Tumu
Navrongo
BOLGATANGA
Bawku
WA
TAMALE
Salaga
Wenchi
SUNYANI
KUMASI
Konongo
HO
KOFORIDUA
Akwatia
Enchi
Bogoso
Prestea
Tarkwa
Saltpond
CAPE COAST
SEKONDI
TAKORADI
Winneba
ACCRA
Tema
Keta
Kibi Project Area

Although the summit area has extensive bauxite (plus minor kaolin occurrences), which is under evaluation by BHP-Billiton, the bauxite is generally of an inferior quality and not likely to justify development in view of more extensive and better quality resources elsewhere in the region (especially Guinea) and also in view of the extreme ecological importance of the area.

The various Goldenrae concessions lie at the base and the lower flanks of the Atewa Range immediately adjacent to the boundary of the Forest Reserve. The Kwabeng and Pameng mining leases are on the north or west flank whereas the Apapam concession occurs on the eastern flank in the Kibi valley along the upper headwaters of the Birim River, which is in fact a relatively small stream in this area.

Relief in most parts of the concessions is quite modest (10-30m) but changes abruptly at the base of the steep-sided flanks of the Atewa Range-see illustration in previous section. Each of the concessions is centred on a major tributary; this includes the Awusu River at Kwabeng, the Merepong at Pameng and the upper Birim at Kibi. All of these rivers flow the year around and have broad valleys but are relatively small streams, especially in the dry season (Dec. through Feb.). All of the streams are important sources of water to many local communities and therefore the quality of the river flow must be maintained.

Access to the general area is now quite good with paved roads from Accra to Kibi and Anyinam and onwards to Nkawkaw and Kumasi. There is also now a paved road that extends from Anyinam to the SSW through Kwabeng to Boma and almost to Pameng. Current plans call for most of the secondary roads in the area to be paved over the next few years. The electrical grid now follows the main secondary roads and most of the major villages in the district have electrical power. The major towns (Kibi, Anyinam) have limited centralized pipe-born water supplies but most of the towns depend on wells and boreholes as well as nearby streams, which remain important to many communities.

The district has quite a large population that is well spread out in many towns (1000-5000 population) and villages; small farming hamlets occur throughout the area. The district capital is Kibi (also Kyebi), which is also the seat of the Paramount Chief, or Okyehene, of the Akim people. Kibi is a small city with considerable infrastructure (schools, hospital, police headquarters, etc.).

As in most parts of southern Ghana, farming is the main economic activity although the area has also had a lot of timber exports and historically the area has widespread small-scale gold mining. Most of the farming is for local needs but cocoa and palm oil are very important cash crops in the district. As the main Accra-Kumasi highway passes through the area, many of the local farmers sell staple food items (yam, plantain, cassava, tomato and palm oil) to travelers. There is limited tourism in the area but the potential is considerable because of the rich natural habitat in the Forest Reserve areas. Timber poaching within the forest reserves has been a major problem in the past but appears to be much reduced in recent years.

Chapter 3 HISTORICAL BACKGOUND

This area has had a lengthy history of gold mining although most of it has been from small-scale alluvial operations carried out by local villagers over the past several centuries. This chapter will summarize some of the early exploration and mining history and also have a separate section on the earlier, unsuccessful attempts by Goldenrae to establish a larger alluvial operation. Lessons from this earlier effort should be very instructive to new efforts at mining in the district.

3.1	PAST MINING AND EXPLORATION

Virtually all of the past gold mining activity has focused on alluvial gold occurrences in many river valleys throughout the area. Long before Europeans arrived, the local villagers mined the area for generations using the traditional pitting methods to penetrate through 2-3 metres of barren overburden into the underlying gravels, which are often quite rich in coarse gold.

The area was mentioned in early historical accounts as being dangerous to wander from well-established trails because of the myriad of pits throughout the district. The Akim district was very much coveted by the Ashantis in their rise to become a regional power over 200 years ago because of its known wealth in gold and it was one of their earliest conquests.

Direct European interest in the area started mainly in the frenzied but short-lived gold rush that started in 1898. The 1902 concession map of the Gold Coast shows many small to quite large concessions covering virtually the entire Atewa Range and adjacent areas with most of the area under the control of Goldfields of Eastern Akim. Many of the concessions were concentrated along major streams coming off the range where extensive artisanal mining was evident.

The most famous of these areas was known as Pusu Pusu, a small village at the base of the northeast flank of the range, approximately 5km due north of the village of Asiakwa. Junner (1935) reported that Europeans started alluvial mining operations in this area in 1903 and continued intermittently until 1930. The area was known for coarse nuggets of gold and recorded production from the companies during the 1920s was over 8600 ozs from about 390,000 yd3 with a recovered grade in the range 0.6-0.7g/yd3 or about 0.8-0.9g/m3.In the nearby Birim River, which is a relatively small river in its headwater area, dredging was attempted in 1904-5 but it was unsuccessful.

There does not seem to have been quite as much activity in this area in the sustained exploration boom of the 1930s. A London-based junior, Akim (1928), Ltd carried out some exploration and development work on the quartz vein at the Kibi Mine on the outskirts of the town of Kibi and most likely some of the other known vein occurrences in the area were explored but apparently with little success.

When the exploration interest in Ghana picked up in the mid 1980s, properties in the area were applied for and granted to small Ghanaian companies, in some cases in partnership with foreign backers. Their interest was almost exclusively on alluvial gold. Two groups, Sun Gold International and Kibi Goldfields, acquired prospecting concessions on the northwestern and northeastern margins of the range.

The Sun Gold group of Chicago, USA was in partnership with the Akyem-Abuakwa Development Corporation and was granted two mining concessions (totaling 85km2) in 1987 at Kwabeng and Pameng on the NW margin of the Atewa hills. Sun Gold was unable to finance the project and Shefford Resources of Toronto entered the picture in late 1988.

Shefford did an initial evaluation, which proved encouraging, and then went immediately ahead with a full test-pitting program to assess the resource potential. This was followed by Minproc Engineers of Perth, Australia who completed a bankable feasibility study in 1989. The project was then completely restructured whereby the mining leases were put into a new company, Goldenrae Mining Company, and Sikaman Gold Resources of Toronto amalgamated with Shefford. Sikaman then brought in a senior partner, the London-based ITM group, who had a great variety of business interest throughout Africa, including management of some alluvial diamond operations in Angola.

The ITM group provided additional equity funding and assisted to arrange debt finance with Dutch and German banks. The project went into production on substantial alluvial resources at Kwabeng in late 1990 and, although the resource base was well-confirmed by subsequent mining, the project encountered a variety of technical and financial difficulties and it eventually had to be closed down in late 1993. See the following section for more details on the Goldenrae operational difficulties and experience.

In the early 1990s, the EQ Resources group of Toronto also picked up a large concession (Apapam) on the eastern flank of the range covering the drainage of the upper Birim River in the vicinity of the town of Kibi. EQ carried out a successful pitting program in cooperation with Goldenrae with the intention of setting up a satellite production unit under Goldenrae management but the demise of Goldenrae left this project in limbo. The successors to Goldenrae were eventually able to secure this prospecting concession after it had lapsed.

Meanwhile, also in the early 1990s, the Kibi Goldfields group had brought in private financing by Canadian investors and commissioned a pre-feasibility study by Minproc Engineers, which confirmed substantial alluvial resources close to Osino along a major tributary of the Birim River on the NE flank of the Atewa Range. Eventually a decision was made to purchase a dredge from Malaysia, which was transported to site but funds ran short and the equipment remains unassembled on site.

In the late 1990s, a private Australian company (Sword Construction) briefly operated a small, skid-mounted alluvial plant close to Osino on the Kibi Goldfields concession. They carried out some bulk sampling, which apparently confirmed earlier grade estimates but equitable financial arrangements could not be worked out with Kibi Goldfields and the work ceased.

There was another small alluvial operation (Narawa), which started up in the late 1990s, along the Birim River valley close to Osino. This also involved a small, skid-mounted plant but there are no details as to production levels, grades, etc. In any event, this was a time when the price of gold was very low (less than 300 USD/oz) and the operation was short-lived.

Yet another group tried their luck, this time on the small concession held by the Asikam cooperative just north of Kibi. This project was taken over by Ashanti Goldfields who had inherited an alluvial gold plant through their takeover of the Midras Mining group who originally had alluvial prospects on the Ofin River, west of Obuasi. However, the Asikam concession had higher grade resources so a plant was set up close to the Birim River and mining started in the late 1990s. Midras produced 7510 ozs in 1998 but production dropped to 1066 ozs in 1999 and the operations ceased in that year. Again, it would seem that the low gold price was a major factor in the closing of this operation. It is also likely that gold production was too low to support an operation with the invariably high overheads associated with foreign management.

A local group, Bugudon Company Ltd, acquired a prospecting license in the early 1990s at the southern tip of the Atewa Range, in the general vicinity of Asamankese. This company formed a partnership with a Russian group with considerable experience in alluvial gold mining; they imported equipment from Russia and apparently started some gold production but this was not sustained and the project did not proceed. There seems to have been an acrimonious parting of the ways between the local and foreign partner.

At present, there is a small alluvial operation owned by Med Mining immediately south of the Pameng lease. This is a dry mining operation that has been operating for about two years. The project is said to be financed by a Turkish group and managed by Ghanaian personnel. A recent visit to the site indicates that the operation is doing quite well at existing gold prices, with monthly gold production reported to be 8-10,000 g/month or about 250-325 ozs per month; this is equivalent to gross revenues of about 125,000 -175,000 USD per month.

3.2	GOLDENRAE EXPLORATION AND MINING EXPERIENCE

It is worthwhile reviewing, in some detail, the history and experience of the Goldenrae group with a view to providing a candid assessment of the problems they encountered. A clear understanding of these problems will be enormously beneficial to any group planning to re-start alluvial mining in the area. The recent increase in the price of gold provides a wonderful opportunity for successful alluvial gold production but this success is very much contingent on not repeating past mistakes. This section will also address advantages and disadvantages of alternative mining options.

Exploration

The early exploration work in this area by the Shefford/Sikaman team focused on carrying out extensive pitting to establish alluvial gold resources. These 1x1m pits were all hand-dug; this is a slow and laborious method but one that has proven to be cost effective and fairly accurate in establishing resource estimates, which are the foundation for any successful mining operation.

Although much slower than digging pits with a mechanical device such as an excavator, the hand-dug method is generally less expensive and allows much more detailed control on the sampling and subsequent processing. It also has less harmful impact on the environment and provides more local employment. This method depends on the availability of inexpensive manual labour and a few well-trained technicians to process heavy mineral concentrates. In areas where the ground conditions are wet, it is essential for safety purposes that the pits be supported with timber.

As the initial target areas had been identified, the early work by Shefford Resources confirmed resource potential by a grid with cross-lines 800m apart and pits located at 100m intervals along the lines, which were oriented across the river valleys. Once the potential was confirmed, the grids were extended to include cross-lines 400m apart and pit intervals of 50m. In selected areas, the grids were tightened up to 200m cross-lines and 25m pit intervals.

The pits were sunk from surface to 20-30cm into the underlying weathered bedrock; some pits were up to about 8m deep but most were in the range 4-6m with the overburden and gravel each being 2-3m thick on average. Early testing indicated that the overburden was consistently barren so only the gravels were processed at the field site using mainly Goldfields ‘Prospectors’ from the USA. Samples representing 50cm intervals in the pits were processed and the volumes of each interval were carefully measured prior to processing.

The Prospectors are small portable units, which consist mainly of a shaking screen with strong water spray and underlying sluice with an astro-turf bedding that captures most of the gold. A petrol-driven water pump with long hoses is provided as well so the gravels do not usually have to be transported too far. In most cases, the gravels are passed through the Prospector twice in order to make sure that any gold particles are liberated. In many cases, the screen undersize is stored in a barrel and processed through a Knelson centrifugal bowl in order to capture any of the fine-grained gold that may have passed over the sluice. Experience has shown that very little gold is lost when processed twice through the Prospector so that processing the Prospector tails was not done routinely. The procedures in the current programme were very similar to the early work and are described in detail in chapter 5 of this report.

The concentrates of heavy minerals from the astro-turf are taken to a central laboratory at the Kwabeng camp and subsequently panned carefully by an expert who can usually extract virtually all of the gold by hand. The gold is then weighed and placed in a glass vial for storage and future reference. In some cases, mercury has been introduced into concentrates with a substantial amount of fine-grained gold; the mercury is then burned off under a well-ventilated hood and the small ‘sponge’ of gold (+/- traces of Ag) left from the amalgam is then weighed and stored. In the vast majority of cases, the gold in the Kwabeng, Pameng, and Kibi areas is sufficiently coarse and the technicians are sufficiently adept at recovering the gold that mercury is rarely needed.

Measurements of the loose volume of the gravels and the bank volumes indicate that a swell factor of 1.20 is used to divide the loose volume to determine the bank volume (bank cubic metre or bcm), which is what the resource estimates are based upon. In addition, a considerable number of assays of the raw gold have shown that most of the alluvial gold from this area has a fineness of about 930, which is quite pure and consistent with historical reports from the area. There were about 200 pits used in the resource estimates for Kwabeng and Pameng; some 60 or so pits were used in estimating the resources at Apapam.

It should be emphasized that each of the pits in fact represents a bulk sample of the mineralized zone; if we assume an average thickness of the gravel to be 2.4m and the bulk density of the in-situ gravel to be about 1.6, then the 2.4 cubic metres of material from the average pit would weigh about 3840 kilograms. This is much higher than the amount of sample material used in the resource estimates of almost any other kind of gold deposit.

At the feasibility stage, some additional bulk sampling was carried out to compare with pit results and to get additional technical data on the material to be mined and processed. This consisted of about 300 cubic metres of gravels dug by an excavator and processed at site, close to the Awusu River, using a Denver Gold Saver. This testwork provided a good indication of how much washing would be needed in a plant to clean the gravels and liberate any of the contained gold. The tails from the Gold Saver were then processed through a Knelson bowl to capture any fine-grained gold.

Subsequent mining at Goldenrae provided an excellent opportunity to compare the results of the resource pitting with actual mining from the same areas. The results from these comparisons indicate that the amount of raw gold recovered from about 575,000 bcm of gravels treated gave an average recovered grade of 0.55 g/bcm whereas the resource grade was estimated to be 0.54 g/bcm. Although this indicates an excellent correlation overall, there are some important details to note.

Mining started in the upstream areas of the Awusu River where the grades are generally higher (0.8+ g/bcm), the gold coarser (30+% is +1.0 mm), and there were a lot more indications of historical small-scale mining in this section of the drainage. The recovered grades were generally higher (by 10-15%) than the projected grades from the pitting data. This probably results from a higher percentage of quite coarse gold in the gravels, which were not as accurately reflected in the pit results. Also, since we know that the mining method had to incur modest losses by leaving behind some minor gravel or spillage of some gravel, it is likely that the real in-situ grade from these areas may be a further 5-10% higher than the recovered grades.

Thus, in high-grade areas with coarse gold, the estimates of grades from the pits may be 20-30 % lower than actual grades. The most likely explanation for this is that the relative amount of the coarsest fraction of gold is under-represented in the pit sampling. In other words, it may simply be a reflection of the ‘nugget’ effect of the coarse gold fraction. It may also be possible that some of the coarse fraction was pilfered during processing of the pit gravels in the field.

The reconciliation of the grades was considerably closer in the midstream areas of the Awusu River where the amount of coarse gold dropped significantly. This matter is further discussed in chapter 5 as well.

The higher real grades were also confirmed by some test pitting carried out a few years ago by the Bonte group who had acquired the Goldenrae concessions. Detailed results of the Bonte pitting are also discussed and tabulated in chapter 5 and the results indicate that the grades from the 12 Bonte pits were 20-30% higher than the original Goldenrae results from the same area.

Although the hand-dug pits provided reliable and effective information on most aspects of the alluvial gold, the gravels and overburden, they did miss one significant feature that impacted mining in several areas. In the central portion of the Awusu resources, laterization of the gravels is underway and the clasts are a little more cemented by a complex of hydrated iron oxides. This makes them more difficult to mine with an excavator unless the ground has been ripped beforehand. Hand digging in these slightly laterized gravels with the traditional hand chisel (‘so-so’) is still quite possible and recognizing the problem merely requires more diligent logging of the pits and noting changes in the durability of the gravels during the pitting stage.

Mining

At the feasibility stage, the Goldenrae consultants, Minproc Engineers, proposed a scheme that would involve a floating washplant being fed by an excavator from an adjacent bank. This is a method used quite successfully along the west coast of the south island of New Zealand on some major rivers with large but fairly low-grade alluvial gold resources. The attraction of this method is that the plant moves along with the mining activities and the treated gravels go right back into mined areas so there is very little trucking involved since the area also has minimal overburden and the gravels are quite thick.

In reality, the wet mining scheme was a bad choice for Goldenrae. It suffers from loss of gravels/gold because the mining is done under water and the gravel and bedrock cannot be seen by the equipment operator. The ground conditions upon which the excavator must operate were often very poor as a result of soggy ground and thus operating efficiency was much reduced. A third important factor is the increased wear on the equipment working in wet conditions that increase maintenance costs very significantly. A fourth problem is that in most of the upstream parts of the main valleys, where the best grades are usually located, there are quite large boulders to deal with and this is difficult when mining under water. The end result of this approach is significant gold losses, lower production and performance from the mining equipment, and higher maintenance costs.

The general features of the New Zealand alluvials are quite different than those in Ghana. In most cases in southern Ghana, there is more overburden, much thinner gravels, considerably higher grades, and significantly less water in the nearby river than is the case on the west coast of New Zealand.

As noted above, some dredging was attempted in the district early in the last century but it was short-lived and unsuccessful. Elsewhere in Ghana, dredging was carried out successfully for many decades along various sections of the Ofin River and some tributaries of the Ofin by the former State Gold Mining Corporation. Even though the dredging along the Ofin was carried out for decades, even here the conditions are far from ideal and they presented many technical problems over the years.

Dredging does have very significant cost advantages over other methods, especially since you often do not have to truck overburden or gravels, which go right back into the mined areas after they are processed. However, dredging does require good working conditions as it has very little flexibility once it is underway.

In general, dredging is most effective where you have thick gravels, thin overburden, a relatively even bedrock surface, abundant water and an absence of a large number of boulders. These conditions certainly do not exist in the upstream areas of most of the tributaries of the Birim River but they may be present in some downstream locations.

These downstream areas are not likely to have any large boulder fraction but it is uncertain whether the 2-3m gravels will be thick enough for anything but quite small dredges. It is also not known how even the bedrock surface will be although it is expected to be relatively uniform. Another factor will be the nature of the gravels; unconsolidated gravels could be dredged with ease but those that have been partially laterized would be a challenge and it would therefore be important to carefully assess the nature of the gravels throughout areas planned for possible dredging.

A successful mining scheme at Goldenrae and other similar settings within the Kibi District, will almost certainly involve considerable dry mining. This will maximize recoveries of gold and allow effective use of the mining equipment. An additional key factor will be devising a method to minimize trucking costs; trucking both pay gravels and overburden will be very costly, and even at today’s elevated gold prices (and elevated costs), it will be critical to keep trucking to a minimum.

The dry mining would likely be done by one of two equipment choices; draglines or by excavators. To the southwest of the Atewa Range, draglining has been carried out for many decades along the Birim River at Akwatia where alluvial diamonds are widespread. Therefore, there is expertise available in Ghana to operate draglines, which is an important point. Certainly, the working conditions for draglines in the middle and lower parts of the tributary valleys to the Birim River, such as the Awusu and Merepong, and removing overburden could well suit draglines but the higher grade upstream areas will be much more difficult because of the high boulder content. In addition, penetrating the laterized gravels would be a challenge for the draglines unless the gravels had been ‘ripped’ by a bulldozer prior to draglining.

On balance, dry mining pay gravels with an excavator will likely be the most flexible and efficient means under a variety of different operating conditions in the Kibi District. The gravels would then be trucked a short distance to the washplant. As noted above, laterized gravels can be pre-prepared by ripping with a dozer.

In order to avoid trucking the overburden as well as the gravels, it should be possible to strip the overburden in long panels using draglines that side cast the material. Alternatively, where the overburden is not too thick, large dozers can push the overburden aside and then back fill the piles after the gravels have been mined and the oversize material back-hauled and dumped into the mined out portion of the panel.

Gravel Processing

Having an effective treatment scheme and plant is another critical issue for which the Goldenrae experience is most instructive. Again, the lack of firsthand experience by the project engineers as well as the Goldenrae technical production staff resulted in an early blunder.

It has long been acknowledged that, except for very fine-grained gold, the recovery of alluvial gold particles is relatively easy and inexpensive once it has been liberated. Therefore the key to gold recovery is an effective means to wash the gravels and liberate the gold. In the case of the Kibi District alluvials, the gold is relatively coarse and the gravels are relatively easy to wash as they do not have such a high clay content and the clay seems to wash away fairly well.

In first assessing the options for an alluvial treatment plant, the project engineers and the Goldenrae technical staff elected to purchase one from the Goldfields manufacturing group in Provo, Utah. The proposed plant, with a design capacity to treat 150 cubic metres of gravel per hour, was considerably less expensive and lighter than alternative options but deemed to be quite adequate for the conditions present at Kwabeng where the plant would first be stationed. The plant was simply a standard skid-mounted plant modified to be put onto a floating platform.

This selection turned out to be a blunder and clear confirmation of the old adage “...you get what you pay for..”. In this case, the price was low and within weeks of start-up, excess wear was apparent in most sections of the plant. In addition, the plant was not able to handle much more than about 50% of the rated throughput. The layout of the equipment on the pontoons was not well-planned and made maintenance very difficult. The plant was far too ‘light-duty’ to sustain production on a year-around basis. In fact, this should have been evident to the project engineers as the amount of steel in the plant was drastically less than competing options at the time, which explains the major price differentials. Within a few difficult months, it was decided that a much better plant would have to be purchased.

After considerable research, including a site visit to an alluvial plant in northern Guinea, Goldenrae committed to the purchase of an IHC plant out of Holland with a design throughput of 150 BCM/hr. The washplant consists of a vibrating grizzly with high pressure water monitors, followed by a rotating scrubber/trommel (2.5m in diameter and 8m long) with more high pressure spray; the loose gravel and sand coming out of the scrubber is then passed over a series of three vibrating screens and the undersize from the final screen is directed to a series of cyclones and thence to a three-stage jig system, which is the primary recovery method for the gold. On board the floating plant is a 475 kva genset that powers the unit.

The IHC plant is far more robust and better designed than the first plant. Nevertheless, it also had a number of teething problems, many related to excessive abrasion from the quartz-rich gravels. Most of these problems were solved by trial and error on the scrubber linings and the screen material where much of the wear and tear is concentrated. Eventually the plant was able to achieve the expected throughput on a fairly consistent basis.

For the past 12 years, the IHC plant along with camp facility has been on care-and-maintenance; the plant is sitting in a holding pond just to the north of Kwabeng. It is not certain whether the plant has been started up on a regular basis over the past many years but it generally appears to be in a fairly good state of repair and could very likely be operational in short order. Some of the equipment may have to be replaced and most of it re-conditioned but this should not be a major nor costly task. If the project moves forward, it is imperative that some plant specialists examine the plant in great detail and outline a plan and budget for a start-up.

In any alluvial project, the management of the plant water supply is critically important. Certainly this was evident at the Goldenrae operations. Poor water quality leads to lower gold recoveries, increased wear of equipment and increased maintenance costs. Inadequate water supply leads to lower production and higher overall operating costs. All these problems were encountered at Goldenrae.

Much of southern Ghana, including the Kibi District, is blessed with abundant rainfall (1500+ mm/yr) but, nevertheless, water can become quite scarce, especially in the dry season when most rivers have much reduced flow. Although the region usually has an abundant supply of shallow groundwater, this is an expensive and impractical source for an alluvial operation where very large volumes are required.

The best solution is to adopt a water management program utilizing existing surface water and to plan to re-circulate plant water as much as possible by establishing settling ponds and utilizing clarifying agents/flocculants to settle clays. In some cases, there may be a major perennial river within a reasonable distance that would justify setting up a semi-permanent pipeline but this is a major capital expense.

On the Goldenrae concessions, most of the existing gold resources are close to perennial rivers (Awusu, Merepong, Birim), which could provide the necessary water for a nearby alluvial plant. In addition, there are certainly known alluvial gold resources on some of the minor tributary valleys of the Birim River; these tend to be smaller resources but in some cases with quite good grades. Water in these valleys is limited so they either have to be mined on a seasonal basis, with perhaps smaller capacity plants, or a more permanent source of water will be required for a good part of the year.

Technical / Management and Financial Issues

One of the earliest challenges facing Goldenrae was the lack of highly experienced alluvial consultants, engineers and operators. This lack of expertise contributed considerably to the problems faced by the project starting from the feasibility stage through into production. Certainly there are a few alluvial specialists but most have limited experience related to particular operations and situations and very few have a broad range of experience. This is mostly due to the lack of large alluvial gold operations in most parts of the world, with exception perhaps of the far eastern parts of Russia and Siberia where considerable alluvial gold production has been sustained for decades.

In the case of the Goldenrae Project, Minproc Engineers had considerable experience with traditional open-pit gold mining and heavy mineral, beach sand projects in Australia but little real alluvial gold experience. For a short period, they did have an experienced and competent Malaysian alluvial mining engineer and a Malaysian geologist on staff.

When the ITM group became project manager, they utilized a number of competent engineers and operators whose experience had been mainly with alluvial diamonds and not gold. It took many of these people quite some time to adjust to very different operational problems. In fact, it would be fair to say that the Goldenrae Project never really achieved production but rather had a very extended 3 year pre-production phase (from late 1990 to 1993) when a myriad of problems were being sorted out.

By the time most of the problems at Goldenrae were apparently solved, major financial problems within the ITM led to the closure of the operation. In retrospect, the closure was probably well-timed because shortly after the mine was closed, the gold price dropped for an extended period and it is unlikely that the mine would have remained viable even if most of the technical and financial problems had been solved. The current bullish trend in the price of gold provides a much better chance to have a successful alluvial operation.

The original Goldenrae Feasibility Study projected operating costs of about 3 to 3.50 USD/bcm based on an annual throughput of around 1 million bcm; this amounts to about 150 bcm/hr for 20 hrs per day for 330-340 days per year. In actual fact, the Goldenrae Project rarely achieved monthly costs of less than 7 USD/bcm and monthly costs varied considerably depending on the problem-of-the-month.

The main reason for the high operational costs was an inability to sustain high throughputs for more than short periods. Initially, the plant problem was the main bottleneck and once the IHC plant was brought up to or close to specification, mining problems due to poor ground conditions and, in places, incipient laterization, created another major bottleneck and it became necessary to contract the overburden removal. Meanwhile, the general overheads were very high because of the large contingent of foreign personnel required to get the project operational. In addition, there was a large local work force that could not be justified on the basis of the existing size of the operation.

A major, successful alluvial operation at Goldenrae must capitalize on and not repeat past mistakes; the project must get off to a good start and be able to achieve and sustain high throughput rates at an early stage in order to reduce the unit operational costs to a minimum. The project should not be under funded or else relatively minor difficulties cannot be solved nor unexpected events dealt with effectively.

Initially, the project may require a few foreign specialists at the pre-production stage but the dependence on foreign personnel must be minimized in order to maintain low overheads. There remains a shortage of real experts in large-scale alluvial gold production but some are available and a few key foreign alluvial specialists are likely to be essential to get the project off the ground.

At present, there are now quite a few well-qualified Ghanaian engineers, accountants and management personnel that have come up through the ranks over the past 20 years when there was a resurgence of open-pit gold mining in the country. Some of these talented individuals have alluvial experience and can do the work that was once being done mainly by foreigners.

It will also be important that the local workforce be kept to a minimum by effective cross-training so that many of the key equipment operators can be more versatile. Ghanaians can be very hard and skillful workers so an effective recruiting and training program is essential and will almost certainly bear fruit.

Environmental Issues

Over the past few years, environmental issues related to mining have received much attention in the Ghanaian press as a result of the efforts of a number of fairly effective and aggressive NGOs. This has forced the Government to take overdue action to enforce existing legislation in a more comprehensive and consistent manner. If anything, this trend will continue and mining operations will simply have to do a lot more to minimize environmental damage and expend greater effort to rehabilitate mine sites and establish better relations with the communities in the areas where they operate.

One only needs to examine the current upstream areas of the Awusu River at Kwabeng to see that natural re-vegetation can take hold effectively and, in many areas, previous sites with poor farming conditions can be upgraded by careful planning and very modest expenditures on rehabilitation. The fact is that Goldenrae made only a very modest effort to rehabilitate mined areas. This is understandable because of the many operational problems encountered at the mine site when there was a lack of money and management’s attention could simply not afford to be directed to environmental matters. Nevertheless, the mined areas are certainly not an eye sore or a health hazard today and could be returned to a productive use. In comparison to virtually any ‘galamsey’ areas, the Goldenrae mine site is in a much better state of rehabilitation.

Goldenrae did establish a nursery for a variety of seedlings, which were planted in mined areas and in most cases, they have taken well to the existing environment. For a period, experiments were undertaken by Goldenrae to ‘fertilize’ selected sites with bio-degradable refuse from the village dumps. This resulted in much improved re-vegetation within a very short time span.

It is abundantly clear that with very little expense at an early stage, mined areas can be rehabilitated to become quite productive within a short period of time. The main use for rehabilitated sites will likely be for traditional food crop farming but cash crops (cocoa, palm oil, coffee, coconut) should thrive as well with a little assistance. In addition, the mined areas, with a network of access roads, would be very suitable for agro-forestry, including bamboo plantations. The existing ponds, which have not been managed since the closure of the operations in late 1993, would also likely be very good sites for fish farming, which is an activity growing in appeal in many parts of Ghana.

A new operation on the Goldenrae concessions should definitely include a genuine commitment to establish and maintain a responsible and pro-active environmental management plan from the outset rather than be forced to make amends a later date. It should be noted that, although Goldenrae did have a permit to mine the alluvials, it will almost certainly be necessary to apply for a new mining permit, which will require an environmental permit. The baseline studies for this permit were done by Goldenrae so that only an environmental impact study (EIS) and mitigation plan should now be required. Once a development plan for Goldenrae is decided upon, the EIS work should be commenced immediately so that there will be no delay in the start-up of operations.

Chapter 4	GEOLOGY AND MINERAL RESOURCES

This chapter will briefly summarize various aspects of the geology of the area in general and the immediate areas where the Goldenrae concessions are located. A review of the different types of lode and alluvial gold deposits in the area is also presented; much of this general information comes from Griffis and others, 2002. A summary of the resources at the time of the mine closure will be outlined and there will be mention of areas within the region where additional exploration potential exists for alluvial and lode gold deposits.

4.1	GEOLOGICAL BACKGROUND

The Atewa Range is largely underlain by units described as ‘greenstones’, which includes altered basalts and andesites, as well as a variety of volcaniclastics, epi-diorite, meta-graywackes and cherty sediments. The extent and distribution of these various units is usually quite speculative as a result of very limited bedrock exposures throughout the area. Geological interpretations have been aided greatly by good quality airborne geophysical data that is available for the district.

The broad valleys are underlain mainly by thick sequences of metasediments (greywacke, argillite, phyllite) and the northeastern end of the Atewa Range is the type locality for the metasediments that Kitson (1918) first referred to as the ‘Birrim Series’ and later to the Birimian System (Kesse, 1985). In due course, the thick metasedimentary sequences in the valley areas became known as Lower Birimian and the metavolcanic sequences, which were believed to overlie the sediments, became the Upper Birimian.

Regional traverses in the late 1980s and early 1990s (Ledru and others, 1991) have indicated that the Atewa Range has relatively minor amounts of mafic extrusives but fairly widespread mafic sills and dikes hosted in volcaniclastic units. The regional airborne geophysical data (Griffis, 1998) over the area also generally confirms quite extensive volcaniclastic units with narrower bands of mafic flows and/or mafic sills.

The airborne geophysical data also shows a persistent band on the eastern side of the Atewa Range with anomalous radiometric potassium in an area generally mapped as coarse-grained metasediments. Along this flank there are some coarse-grained metasedimentary units, which were tentatively identified as being Tarkwaian by early workers in the area (Junner, 1935). However, later mapping by Simonis and Schroeder (1991) concluded that these units are more likely to be Birimian; they include a polymictic conglomerate with a variety of granitoid, mafic intrusive, metasediment and metavolcanic clasts in greywacke matrix.

South of the Atewa Range is a very large batholith with relatively high radiometric potassium that is probably related to the enormous Cape Coast batholitic complex. Along the flanks of the Atewa Range there are a variety of smaller, potassium-rich plutons within the Birimian metasediments and metavolcaniclastic units. A recent (late 2000) airborne geophysical survey over this area should help better define the geology of the batholiths south of the Atewa Range and in the Birim River Basin. A late-stage diabase dike is seen to cut right across the central part of the Range and can be traced north and south for very considerable distances well beyond the district.

The belt also appears to feature a number of approximately NE trending faults of regional extent that are inferred from the geophysical data and the topographic patterns. The topography also indicates a number of crosscutting structural features along several of the major valleys on the flanks of the Atewa Range. Some of these valleys host significant alluvial gold and these structures may host a variety of gold vein deposits, which may be the source for the alluvial occurrences (Griffis, 1998).

The early stratigraphic models involving Lower Birimian metasediments and Upper Birimian metavolcanics and volcaniclastics would require a tight, overturned synclinal structure centred on the range. However, more recent syn-depositional models for the basin and belt units suggest that the belt is more likely an overturned antiformal structure with a major NE trending reverse fault (dipping to the NW) along the eastern flank of the range (Eisenhlohr and Hirdes, 1992).

Some of the Atewa Range metavolcanic units appear to extend into the vicinity of Akwatia more of less as a SW branch from the main belt area. This is generally a low-lying area but there are sufficient exposures to indicate that portions of the diamond fields feature metavolcaniclastic units. Junner (1943) describes these as being intermediate between the more volcanic-rich units of the Atewa Range and the dominantly argillaceous units (phyllites), which are further west in the Birim River basin.

Lode Gold Deposits

Although the Atewa Range is best known for the extensive alluvial occurrences, the area also hosts quite a few quartz vein prospects, which have attracted some attention in the past. Cogill (1904) refers to minor prospecting work carried out on a narrow NW trending vein at Kibi and a shallow shaft was sunk close to the town of Kwabeng on another vein. Geological traverses early in the 1900s revealed minor gold in coarse clastics, which were identified are probably being equivalent to the Kawere Conglomerate of the Tarkwa district (Junner, 1935) and gold was also reported to be in some of the laterite capping the range.

Very little systematic work has been done in the district on identifying bedrock sources of gold. In the mid-1990s Ashanti Goldfields had a reconnaissance license covering much of the area. They completed an airborne geophysical survey (magnetics and radiometrics) but apparently did very little follow-up work. In view of the widespread occurrences of alluvial gold, along with generally favorable geological structures, it would seem that a more systematic evaluation of the lode gold potential is justified. Unfortunately, some of the most prospective areas are on the flanks of the Atewa Range within the Forest Reserve and therefore future work in these areas appears unlikely although there remain quite large areas outside the Forest Reserve that must also be considered very prospective.

On the northern outskirts of the town of Kibi is a small quartz vein occurrence (Kibi mine), which was extensively explored in the 1920s (Annual Report of the Department of Mines, 1924, 1925). The work includes a main shaft sunk to a depth of 160 feet with levels driven at depths of 65 and 150 feet (Junner, 1935); the vein appears to contain fairly high but erratic values in gold. The gold is associated with pyrite, and the vein is generally quite narrow (usually from 10 to 100 cm wide) but has been traced for about 300m along strike.

Cogill (1904) reports work done on a large quartz vein in the immediate vicinity of the town of Kwabeng on the northwestern flank of the range at the beginning of the last century; the exact location is not known but it is believed to be just north of town. At surface, the vein is quite massive and wide (up to about 7-8m) and several shafts were sunk to test continuity and grade at depth. The vein strikes approximately ENE and dips 30-400 to the SE (Mining Yearbook, 1902-03 for Kwaben Mines). The depth of the exploratory work was apparently at least 120ft but details are lacking; the vein is apparently quite patchy in gold values with some sections assaying at better than 1oz/ton but overall grades were considerably lower. There apparently were plans to develop this into a small mine in 1903-04 but these plans were never realized and development work ceased a few years later. While carrying out alluvial prospecting in this area in the late 1980s, Goldenrae Mining stumbled across what is almost certainly the same vein but all of the old shafts had collapsed. The nearby alluvial deposits show a slight increase in grade in this vicinity, no doubt because of the proximity to this vein.

Junner (1935) locates a gold quartz vein prospect at the small village of Tumfa approximately 6.5km NNW of the town of Akropong on the northwestern flank of the Range. The deposit is described as a high-grade vein whose strike extension could not be traced. The vein appears to be hosted in Birimian phyllites. The original source for this occurrence was not given.

Many of the early traverses along the southern end of the Atewa Range were carried out in the 1920s and many streams of the area yielded fair to good gold values. There were also several references (Kitson and Felton, 1930) to old workings and Junner (1935) indicates that some gold-bearing lenses in Birimian metasediments, observed in the hills close to Akantin, had been prospected. In recent years, the whole southern end of the range has had extensive artisanal gold mining in the alluvials along many of the valleys.

In the late 1980s, when Goldenrae was evaluating alluvial gold occurrences on the Merepong River, upstream from the village of Pameng, they noted numerous indications of quartz veins on the nearby slopes. The veins were not examined nor prospected in detail but they appear to be associated with a NNE trending structure. It may be possible that the same or similar structural features extend northwards to the Awusu River (Kwabeng area) and further south to the Akantin area.

There are no reported gold occurrences in the extension of the volcaniclastic units in the vicinity of Akwatia. However, most of the diamond-bearing gravels of this area contain accessory alluvial gold. The source(s) for much of this could be from distal sources along the flanks of the Atewa Range, but it is very possible that there also nearby mineralized veins in Birimian metasediments close to the alluvial diamond operations.

In the pioneering days of the Gold Coast Geological Survey, the Director, Sir Alfred Kitson, had scouted the Atewa Range where he identified extensive bauxite deposits on the summit of the range and he noted the widespread alluvial gold occurrences in many streams from all over the Range. Another Survey geologist, D.P. McGregor, conducted several traverses along the Range; he also noted the widespread alluvial gold occurrences and commented that “... the bauxite cap also carried gold which suggests that the underlying rocks are auriferous” (in the Ann. Rept. of the Geol. Survey 1931-32, p11).

Kesse (1985) provides an excellent summary of the extensive bauxite resources on the Atewa Range; there are substantial tonnages (in the order of 200 million short tons) with an alumina content of 40-45%. Several drilling and pitting programs as well as numerous feasibility studies have been carried out and, although the resources are considerable, the overall quality of the bauxite is mediocre.

At present, the Kibi bauxite would have great difficulty competing with the vast, better quality resources in the coastal areas of Guinea. Therefore, developing these resources makes little economic sense in the current market but this could well change in the coming decades. BHP-Billiton group does have a permit to evaluate the bauxite resources of the Range and are obviously looking at it as a possible future source of aluminum. The fact that the bauxite is in a major forest reserve of extreme ecological importance will result in strong opposition from many national and international groups to any bauxite mining in the Atewa Range.

In the late 1980s, a joint venture between Sikaman Gold Resources and BHP Minerals undertook a reconnaissance evaluation of the potential for lateritic gold in the Kibi District. This was undertaken under a special permit issued by the Minerals Commission and the program mainly involved geological mapping and stream geochemistry. Most of the major valleys extending to the summit areas were traversed and sampled.

Details of this work are not available but, in general, most of the streams with elevated gold values appear to have the gold originating from sources, probably gold-bearing quartz veins, along the slopes of the range with little evidence of significant gold coming from the laterite capping. Limited sampling of laterite from the edges of the laterite plateau yielded no major anomalies but there were indications of minor gold within some areas of the laterite. Although the program was hardly exhaustive, the conclusion was that there were no obvious major laterite gold occurrences along the margins of the plateau.

Alluvial Gold Deposits

Most of the following is from the original Goldenrae Project since this was the most extensive and systematic worked done in the area. The general features observed on the Goldenrae leases are quite typical of the alluvials over much of the district. The principal sources of information are from Junner (1935) and Griffis and others (1991).

The extensive gravels along the base of the Atewa Range are derived from the laterite capping on the summit and from Birimian units along the flanks, which include metavolcanics, metasediments, and subvolcanic mafic dikes and sills. As summarized above, there are quite a few, generally isolated gold-bearing veins all over the district, on both sides of the Range and certainly there appears to be a persistent fault system with associated quartz veining along the western flank of the Range, which may be a regional feature. It has also been suggested that the eastern flank of the range hosts a major reverse fault, which also could have associated gold.

At the base of the Range, there appears to be a widespread apron (fan?) of alluvial deposits covering quite broad areas in and between the existing river valleys. These are relatively thin on the low-lying ridges between the main rivers but quite thick within the principal valleys. The Merepong (Pameng) and Awusu (Kwabeng) valleys contain extensive overburden between 2-3m thick overlying gravels that are also 2-3m thick on average but may be up to 4m in some areas and only about 0.5m in areas between adjacent valleys. Most of the other major tributary valleys have very similar units.

Within the major valleys, the buried gravels are poorly sorted and commonly several hundred meters wide; they are narrower in the upstream areas and spread out laterally downstream where they can be traced for several kilometers to the confluence with the Birim River. The upstream gravels, close to the base of the Range, are commonly quite coarse and sometimes include very large, rounded boulders, but these drop off significantly in size within a short distance downstream. The gravels mostly consist of a mixture of large to fairly small boulders, cobbles and pebbles (60-70% coarse fraction) with a matrix of sand, silt and clay (30-40%). The coarse clasts are usually sub-rounded and are dominated by quartz although laterite, metasediment and metavolcanic clasts are also observed.

Within the immediate confines of the existing perennial river channels, the overburden has been removed and the top sections of the underlying gravels have been reworked. Although the gravels are essentially unconsolidated in active stream channels, in many other areas there is incipient laterization in both overburden and gravels, especially in areas between drainages where the overburden and gravel is relatively thin.

Most of the major rivers have been worked quite extensively in the past and current artisanal mining remains widespread even though it is illegal as the operations are not licenced, as required by law. The alluvial gold in the area is typically quite coarse-grained, especially in upstream areas, but decreases noticeably in the downstream direction. In the headwaters of the Merepong and Awusu rivers, the coarsest fraction (+1.00mm) makes up 30-60% of the total gold, whereas the fine fraction (-0.2mm) is usually only 4-10% of the total gold. Even the downstream areas contain fairly coarse gold and the -0.2mm fraction being only 15-20% of the total gold content.

The gold particles vary considerably in size and shape; the coarser particles tend to be sub-rounded and irregular in shape whereas the finer particles are generally flaky. The general appearance and shape of the gold particles suggest nearby primary sources for the gold. However, in a few cases, there appears to be some well-rounded fraction that may be from a secondary source, probably from the laterite capping on the summit of the range. The historical reputation for quite pure gold from this area was confirmed by the Goldenrae pitting programs and subsequent mining, which indicated an average fineness of about 930.

Age-dating of buried logs in Birim River gravels from alluvial diamond deposits in the Akwatia area indicate that most of the alluvials were reworked under major flooding conditions only about 10,000 years BP. This was followed by a relatively quiescent period, which resulted in the deposition of finer grained overburden. The same scenario appears to apply for the entire region.

The extensive flooding may well correlate with the ‘biblical floods’, which probably date to the same period, more or less around the close of the last ice-age. At this time, sea levels were lower by perhaps 50-100m than those of today. Just prior to the floods, the region was probably experiencing quite dry conditions, which caused the spread of savannah vegetation very close to the coastal regions. The combination of much reduced vegetation and a sudden change to much higher rainfall conditions resulted in extreme erosion in the hilly country of the Atewa Range and, in fact, all over SW Ghana. This produced extensive alluvial gold deposits in the present river systems.

4.2	PREVIOUS RESOURCE ESTIMATES

An extensive pit sampling program was undertaken in 1988-1989 which culminated in the original feasibility study by Minproc Engineers Pty. Ltd. in June 1989. As part of this study, Minproc calculated a resource for the Goldenrae property.

Sample pit information, including weight of recovered gold, sample volumes, location, gravel depths, overburden depths and bedrock depths were keyed into computer files. Datamine mining software ws then used to generate resource estimates from the data base files. A two dimensional block model was constructed with a block size of 100 x 25 meters within constraints first set by limits to the lateral extent of the gravels as defined by the drainage contours or the extent of the pits on the outside perimeter of the drainage. Interpretation of various values into the blocks was then carried out using inverse distance weighting, with interpolation parameters optimized to produce the best fit in the block model to the manually interpreted distributions of grade and thickness values.

For calculation of mineable reserves, an economic cut-off grade was selected based on a consideration of preliminary cost information. A breakeven grade for total project costs was established at 0.2 g/m3 Au based on a gold price of $400 per ounce.

The following table represents the resource and mineable reserve figures by Minproc in the 1989 report to Goldenrae.

Kwabeng and Pameng Summaries at 0.2 gAu/m3 total section cut-off
Area	Resource		Mineable Reserve		Mineable Upstream		Mineable Downstream
	Volume m3	gAu/m3	Volume m3	gAu/m3	Volume m3	gAu/m3	Volume m3	gAu/m3
Kwabeng
Gravel	5,138,000	0.56	4,662,000	0.55	1,564,000	0.62	3,098,000	0.52
Overburden	4,154,000		3,949,000		1,085,000		2,864,000
Total Volume	9,292,000	0.31	8,611,000	0.3	2,649,000	0.37	5,962,000	0.27

Pameng
Gravel	2,653,000	0.6	2,359,000	0.6	1,221,000	0.7	1,138,000	0.5
Overburden	1,911,000		1,776,000		903,000		873,000
Total Volume	4,564,000	0.35	4,135,000	0.35	2,124,000	0.4	2,011,000	0.28

In addition to the resource and reserve for the Kwabeng and Pameng mining leases, Goldenrae continued to undertake exploration on several smaller drainages and also acquired the Apapam property from EQ Resources in 1993. Goldenrae completed a pitting program on this property and an in-house study indicated an “indicated” resource of 3,717,000 m3 of gravel with a grade of 0.63 gAu/m3. This was covered by 4,140,000 m3 of overburden to host a total section grade of 0.30 gAu/m3.

4.3	EXPLORATION POTENTIAL

Many, but certainly not all, of the major valleys originating in the Atewa Range have known alluvial gold occurrences. With very few exceptions, there are almost always some indications in these areas of historical workings, which usually consist of clusters of the typical Ashanti-type circular pits. In recent years, many of these same sites have experienced renewed small-scale mining activities; a few of these are in properly licenced areas but most are not legal and are usually seasonal.

The local inhabitants are very knowledgeable about alluvial occurrences and they tend to focus their efforts in upstream areas where the grades are comparatively high. Much of this area has not been systematically explored for larger alluvial resources and the potential is considerable.

At present, besides the known Goldenrae resources, similar types and grades occur on the neighbouring concession at Osino, which has long been held by Kibi Goldfields who has been backed for at least two decades by local businessman, Sam Saka of Accra. As noted earlier, attempts were made in the late 1990s to get this project revived but with no real success. The alluvial resources on this concession appear to be very similar to the Goldenrae deposits in terms of size and grade.

As noted in an earlier section, there is also a small dry-mining operation (Med Mining) just to the south of Pameng. We are not in possession of details of the grades and volumes of reserves in this area but the occurrence is likely to be very similar to those resources outlined along the Merepong by Goldenrae. They are mining in upstream areas where the gold is coarse and often high-grade.

It also appears that the occurrences on the small Asikam Co-operative concession just north of Kibi will likely have some additional resources with acceptable grades but limited volumes. This was the site of the short-lived alluvial mining project by Midras Mining in the mid-1990s. There is a similar co-operative at the SW corner of the Range, close to Apinamang, which is reported to have known alluvial resources but no details are available.

It is almost certain that there are many other smaller alluvial occurrences along the flanks of the Atewa Range, which collectively will have substantial resources. It would be reasonable to expect that the collective resource potential of these areas, along with the co-op licences and the Kibi Goldfields concession, is likely to be in the order of 200-300,000 ozs in deposits with minimum average grades above 0.4 g/bcm.

It is also known that the downstream portions of many of the current alluvial targets have large but lower grade alluvial resources, which could be amenable to bulk mining. With the current gold prices, some of these may be economic if a suitable and effective mining method can be proven. Of course, most of the known alluvial occurrences are in valleys that drain into the Birim River, which is also a target for alluvial gold at least in the upstream portions, close to the Atewa Range. There may be sections of this river where grades may be economic at the recent improved gold prices but again it will be a challenge to find a suitable mining method as the overburden along the margins of this river is quite thick.

As mentioned in an earlier section of this report, there are quite a few known quartz vein gold deposits in the general area of the Atewa Range; these are mostly quite small, largely isolated occurrences. From the known distribution of these lode deposits, they certainly cannot be the sole source for the alluvial gold although they evidently made significant contributions to nearby alluvial deposits.

As yet, there have been no discoveries in this general area of lode gold deposits related to major structural features where gold mineralization can be traced for many kilometers such as you see in virtually all of the major gold camps in the Ashanti and Sefwi belts. In these belts, the most favourable areas appear to be the transition zone between the mainly volcanic units of the narrow belts and the adjacent sedimentary basins. Certainly, this transition zone appears to be well established in many areas along the flanks of the Atewa Range. The airborne geophysical data as well as satellite imagery suggest extensive faulting in possible transition zones similar to other major mining districts in the country.

Until now, there really has been no regional effort to assess the potential for large bedrock gold deposits. In the late 1990s, Ashanti Goldfields had an exploration licence covering most of the Atewa Range, excluding existing concessions and the Forest Reserve. Private sources say that any work by Ashanti at this time was quite superficial and inadequate to be considered an effective assessment of the bedrock potential. Further work is required and we understand that the Newmont group is currently very active in the area. They apparently have JVs with many local concessionaires and are actively looking for bedrock sources of gold.

Some of the most prospective areas in the region for bedrock gold will be in the headwaters of the Merepong and Awusu rivers, within the existing Goldenrae concessions and those of Canadiana Gold Resources. These areas warrant systematic evaluation by geological mapping, prospecting, and soil geochemistry. Much of this area has a thin (less than 1m) veneer of alluvium, which may carry gold that will probably be detected in normal soil samples. To assess the bedrock potential, it would be advisable to use hand augers to penetrate through the alluvium in order to sample the underlying material.

Chapter 5	CURRENT EVALUATION PROGRAM

5.1	REVIEW OF AVAILABLE DATA

During the course of this evaluation, a variety of data was reviewed. This included an extensive set of exploration data and maps, which have been maintained in a fairly good state of repair at the Goldenrae field headquarters in Kwabeng. Most of this data is in hard copy form although some information is also likely to be in soft copy but there was not time available to search for and locate this data.

Other important sources include the following reports:

(i)	1991 Minproc Report on the ‘Review of Mining Operations and Alternatives for the Kwabeng Alluvial Gold Project’. This study was undertaken after the failure of the first floating washplant.

(ii)	1994 ‘Feasibility Study’ of the Apapam concession. This was an ‘in-house’ evaluation of developing the Apapam alluvial resources as part of a larger, regional operation under Goldenrae management.

(iii)	1994 ‘Technical Review’ report by John Hayes. Hayes has considerable alluvial experience and was asked to review the Goldenrae operations just after they had shut down at the end of 1993.

(iv)

1995 ‘Prospectus’ on the sale of the Goldenrae assets by W.Kramer of Alluvial Dredging and Mining Services of Holland and P.H. Van der Kleyn, a Dutch consultant to the FMO and DEG banks who took over after

Goldenrae could no longer service their debt. This was prepared as a brief report to interest possible ‘buyers’ of the project.

(v)	1996 Report by ADMS (W. Kramer) on the feasibility of dry mining at Goldenrae.

In addition to the above sources, the authors were able to benefit substantially from the experience and views of Xtra-Gold’s alluvial consultant Michael Cawood, formerly in charge of the Bonte Mining alluvial operation in Ghana for many years. His candid and informed comments are much appreciated.

5.2	SITE VISIT TO ASSESS FACILITIES

Two trips were made to the Kibi District by R.J.Griffis to review and discuss the pitting programme with Kofi Agyemang and to briefly examine the state of the floating washplant and the Kwabeng field headquarters.

The inspection of the washplant was very brief and was only intended to see the current appearance of the plant, which has been sitting idle for about 12 years. The plant appears to be in a generally good state of repair and we understand that it has been started up on a fairly regular basis over the years but we were not able to confirm this by anyone who actually did the start up.

Even though the plant was not used for very long by Goldenrae, sitting idle for an extended period causes almost any mechanical equipment to deteriorate. Nevertheless, it is likely that most of the major items on the barge will be useable after repairs and reconditioning. It is strongly recommended that an alluvial plant specialist go over the plant in great detail as soon as possible and prepare a plan and budget for the re-startup of the plant and to assess the condition of the barge platform itself.

The Kwabeng field headquarters have also been well maintained and with a minimum expense, it could be made fully operational. The power, housing and communications network will need to be upgraded at modest expense. Once completed, this facility will again serve as a quite adequate operational headquarters.

The original ‘gold room’ at Kwabeng needs to be overhauled, re-designed and re-outfitted. Consideration should be given to setting up a central exploration sample processing facility adjacent to or part of the ‘gold room’. If this was done very soon, it would allow for improved security and processing of additional pit samples, which are likely to be needed long before the mining starts up again. The same facility would handle future exploration needs as well as grade control during mining.

All-in-all, the local infrastructure is relatively well-developed. Access roads to much of the area have been improved in recent years, the national power grid has been extended and the mobile phone coverage is fairly good at Kibi and Kwabeng.

Numerous towns in the area provide a good source of labour and housing for local alluvial operations.

5.3	TEST PITTING AND SAMPLE PROCESSING

General Comments

The Goldenrae resource estimates were based on extensive pitting with samples treated in the field using small portable treatment plants (Prospector). In general, this method provides a reliable estimate of the volumes of the gravels and the overburden as well as the grades of the gravel. To achieve good results, it requires careful supervision to ensure that the gravels are well cleaned. After mining was underway at Goldenrae, it became evident that in areas where the grades are relatively high and the gold is coarse, which is often in upstream areas, the recovered mining grades were modestly higher (up to 10%) than the grades indicated by the exploration pits. In lower grade areas where the coarse fraction was less, the recovered grades were much closer to the pit grades.

It was also noted that a few years ago, Bonte Mining sank 12 pits on the central portion of the Awusu reserve, where there are fairly elevated grades over a wide intersection of the valley, close to the main road. This program followed the general pitting practice established by Goldenrae but all of the gravels were transported to Bonte’s headquarters at Esaase where they were processed. Their procedure involves thoroughly washing and cleaning the gravels in a cement mixer, screening the coarse fraction and then putting the remainder through a small Knelson centrifugal bowl. This is a more rigorous procedure than that used in the Goldenrae exploration work and on average, the grades from the Bonte pits were 20-30% higher than the Goldenrae pits.

It was considered important that some additional independent pitting be carried out as part of the current evaluation in order to compare results with some of the Goldenrae pits. Three pit sites (50m apart on same crossline) were selected on the Awusu drainage, in an area with relatively high grades, and on crosslines in between those re-sampled previously by Bonte. In addition, 6 sites were located on the Merepong (Pameng); these were all along the same crossline but 3 were done in an area just outside the existing Goldenrae reserve outline and 3 others were done within the reserve. Three pit sites were also selected on the upper Birim, close to Apapam; these were also along the same crossline and are 50m apart. All of the pits were within a very few metres of the original Goldenrae pits.

Due to time and cost constraints, we followed the Goldenrae procedures by treating all the samples in the field through a Prospector plant. However, all the undersize from each sample was collected and processed through a Knelson bowl back at the old Kwabeng goldroom. In the field, the samples were washed carefully and passed through the Prospector twice in order to ensure that virtually all of the gold was

Comparision of Data from Goldernrae and C.G.R Dug pits

						Goldenrae			C.G.R dug pit						
Pit ID	Northing	Easting	Total Section (m)	Total Section Grade (g/m³)	Total Section X Grade	Gravel Section(m)	Gravel Grade (g/m³)	Gravel Section X Grade	Pit ID	Total Section (m)	Total Section Grade (g/m³)	Total Section X Grade	Gravel Section (m)	Gravel Grade (g/m³)	Gravel Section X Grade
RS1	6606.001	4946.012	5.30	0.630	3.339	2.65	1.21	3.21	RS604	5.70	0.960	5.472	2.80	1.95	5.460
RS2	6599.773	4902.917	5.90	0.210	1.239	2.55	0.50	1.28	RS605	6.50	0.517	3.3605	2.80	1.20	3.360
RS3	6602.409	4852.576	6.33	0.090	0.570	2.70	0.19	0.51	RS606	6.15	0.231	1.4207	2.45	0.58	1.421
RS4	6600.610	4803.546	***8.10***	0.320	2.592	***3.20***	0.79	2.53	RS607	*7.75*	0.422	3.2705	*3.05*	1.07	3.264
RS5	6600.017	4749.429	7.05	***0.230***	1.622	***1.55***	***1.04***	1.61	RS608	6.70	*0.055*	0.3685	*0.50*	0.74	0.370
RS8	6600.303	4699.901	5.30	0.360	1.908	2.45	0.87	2.13	RS609	5.24	0.420	2.2008	2.00	1.12	2.240
RS574	6500.071	4883.403	8.22	0.290	2.384	3.80	0.58	2.20	RS610	5.83	0.370	2.1571	2.52	0.87	2.192
RS575	6499.801	4834.686	7.70	0.150	1.155	4.40	0.24	1.06	RS611	7.53	0.345	2.5979	3.30	0.79	2.607
RS584	6703.180	4838.700	5.75	0.140	0.805	3.30	0.33	1.09	RS612	6.00	0.228	1.368	3.67	0.37	1.358
RS585	6700.808	4798.436	7.41	0.330	2.445	2.80	0.92	2.58	RS613	7.33	0.195	1.4294	2.66	0.54	1.436
RS500	7699.911	4842.102	5.60	0.160	0.896	1.30	0.53	0.69	RS614	6.31	0.471	2.972	3.08	0.97	2.988
RS491	6802.165	4803.009	7.70	0.220	1.694	1.60	1.00	1.60	RS615	7.22	0.131	0.9458	1.02	0.93	0.949
			80.36		***20.648***	***32.30***		***20.480***		***78.26***		***27.563***	***29.85***		***27.644***
				0.257			***0.634***				***0.352***			***0.926***	
	CGR gravel grade is 146% of Goldenrae Grade														
	CGR total section grade is 137% of Goldenrae Grade

liberated. One can be quite confident that over 90% of the gold will be recovered in this procedure. Details on the procedures are discussed in the following section.

Although the pit samples are initially treated in the field, a security person was placed at the site throughout the day and night so that no unauthorized personnel would have access to the samples once they were dug. In addition, the project manager, Kofi Agyemang, was present when most of the gravels were treated and he emphasized the need for thorough washing of all gravels. This approach is not entirely secure but the field personnel were carefully selected and monitored and we firmly believe that the integrity of the sampling has been well-maintained.

Sampling Procedures

The general procedures followed were very similar to those used by Goldenrae and they are summarized in the following schematic diagram. The overburden is not sampled as it has been shown to be barren in all the previous work. The gravels are sampled in 50cm intervals form the top downwards. The last sample in the gravels will usually be 10-40cm followed by a 30cm sample in the underlying bedrock.

Each of the samples is placed beside the pit on a plastic tarpaulin and kept under security. This material is then transported in wooden boxes to a nearby water source where the processing is carried out. Each sample is measured in wooden boxes to determine the loose volume and then processed through the Prospector.

The Prospector has a 6mm vibrating screen with water jets to clean the gravel by hand; the oversize is also measured in boxes in order to estimate the different size fractions in the gravel. The oversize is washed on the screen and the operator will “hand scour” the +6mm gravels to ensure they are properly washed free of silt or clay. Gold loss can occur if the oversize material is not properly screened or washed free of the finer gravels.

The undersize washes across a sluice with astro-turf where most of the gold is retained along with other heavy minerals. The minus 6 mm fraction discharged from the sluice was collected in tubs and passed for a second time through the Prospector.

In this program the minus 6mm material was again collected and run through a small Knelson centrifugal bowl which has become the industry standard for recovering fine grained free gold down to 50 microns in size. In the initial Goldenrae pitting program tailings were checked periodically for significant gold loss primarily by simple panning checks.

After washing each complete gravel sample, the heavy mineral concentrate including free gold was removed from the sluice box and from the Knelson bowl.

Pit 1m x1m
Heap
Overburden
Gravel
Bedrock
0.5m
Volume Measurement
Wash & Screen
PROSPECTOR
Astro-Turf
Recycle
-6mm (1X)
-6mm 2X
-2mm
Recover Concentrate and Pan
Knelson Concentrat
Discount by 20% for Swell
Dress Concentrate
Weigh Gold
Factor Gold Weight by Volume to Calculate Gravel and Total Section Grades
Report Grade Information for Pit

The two concentrates were further panned and the free gold was removed, dried and weighed. The results of the recovered free gold are outlined on the following table labeled “pit results”.

While the additional gold recovered in the concentrate with the Knelson bowl was minimal (1.8%), the concentrates are currently at a lab and will be amalgamated to determine the amount of gold remaining that could not be extracted by simple hand panning/gravity extraction. It is unlikely this amount will be significant.

Pit Results

The results of the pitting by Rae International/ Xtra-Gold versus the original Goldenrae pitting are shown in the following table and the subsequent table presents the results from the 12 Bonte pits, which were made available to us. There are also summary tables on the size analysis of gold from the recent pits and the size analysis of the gravels. Following this there are graphs illustrating the distribution of gold within the gravels.

The 3 pits in the Awusu drainage confirm high-grade values that conform very closely to the original Goldenrae pits. The 3 new pits yield an average of 1.38 g/bcm over a cumulated thickness of gravels of 7.3m versus an average grade of 1.37 g/bcm over 7.7m of cumulated gravels in the original work. It should be noted that the gravels in this part of the drainage are partially laterized, which means that the current processing scheme may not liberate all of the gold.

The new pits at Pameng show a significant variation with the earlier work. Two low-grade pits on the margin of the reserve correspond in grade but the disparity in the thickness of the gravel is considerable; 2.8m in the Goldenrae logs for pit PRS 168 versus 1.9m in the current pitting. The other 4 recent pits have significantly higher grades in the range 0.34 – 1.04 g/bcm versus 0.19 – 0.28 g/bcm in the earlier work. The gravels are of similar thickness except for one (2.3m in the Goldenrae log versus 3.4m in the current pit) where there is a difference of 1.1m, which seems excessive in view of the short distance between the pits.

The three pits at Apapam show a moderate correlation. The two lower grade pits are lower in the present (0.42 and 0.39 g/bcm versus 0.70 and 0.49 in the earlier sampling) but the gravels correlate well in thickness. The one really high-grade pit is very high in both pitting programmes; 2.70 g/bcm in the original study versus 5.52 in the current study. The current result is obviously skewed by one quite coarse grained ‘nugget’. However, there is apparently a very large difference in the gravel thickness; the Goldenrae log shows the gravel to be 2.3m thick whereas the recent work indicated a thickness of only 0.8m. This marked difference is not easily rationalized; very possibly it is an error in logging or data entry.

Comparision of Data from Goldernrae and Xtra Gold Dug pits

						Goldenrae			Xtra Gold						
Pit ID	Northing	Easting	Total Section (m)	Total Section Grade (g/m^3)	Total Section X Grade	Gravel Section (m)	Gravel Grade (g/m^3)	Gravel Section X Grade	Pit ID	Total Section (m)	Total Section Grade (g/m^3)	Total Section X Grade	Gravel Section (m)	Gravel Grade (g/m^3)	Gravel Section X Grade
RS579	6650.000	4749.429	4.75	0.650	3.088	2.30	1.34	3.082	RS616	5.00	0.867	4.335	2.60	1.67	4.337
RS580	6650.000	4799.429	5.25	0.800	4.200	3.30	1.28	4.224	RS617	5.20	0.765	3.978	3.10	1.28	3.968
RS581	6650.000	4849.429	8.25	0.400	3.300	2.10	1.56	3.276	RS618	7.70	0.227	1.748	1.60	1.09	1.744
			18.25		***10.588***	***7.70***		***10.582***		***17.90***		***10.061***	***7.30***		***10.049***
				0.580			***1.3743***				***0.562***			***1.377***	
PRS168	19400.000	20000.000	3.60	0.034	0.122	2.80	0.04	0.112	PRS179	3.30	0.049	0.1617	1.90	0.09	0.162
PRS169	19400.027	20050.088	2.10	0.034	0.071	0.80	0.09	0.071	PRS180	3.10	0.06	0.186	0.80	0.23	0.186
PRS170	19400.026	20100.122	4.10	0.104	0.426	2.30	0.19	0.437	PRS181	3.46	0.173	0.599	1.76	0.34	0.598
PRS175	19400.089	20354.673	6.85	0.127	0.870	3.30	0.26	0.858	PRS182	6.90	0.347	2.394	3.30	0.73	2.396
PRS176	194000.000	20400.000	7.20	0.090	0.648	2.30	0.28	0.644	PRS183	7.70	0.309	2.379	3.40	0.70	2.380
PRS177	194000.000	20450.000	8.90	0.050	0.445	1.80	0.28	0.504	PRS184	8.70	0.24	2.088	2.00	1.04	2.080
			32.75		***2.583***	***13.30***		***2.626***		***33.16***		***7.808***	***13.16***		***7.802***
				0.079			***0.1975***				***0.235***			***0.593***	
KBP24	8146.530	8979.120	6.18	1.006	6.217	2.30	2.70	6.210	KBP199	5.85	0.754	4.4109	0.80	5.52	4.416
KBP25	8136.900	9032.300	5.60	0.211	1.182	1.70	0.70	1.190	KBP200	4.50	0.169	0.7605	1.80	0.42	0.756
KBP27	8109.140	9196.330	3.58	0.177	0.634	1.30	0.49	0.637	KBP201	4.65	0.124	0.5766	1.50	0.39	0.585
			15.36		***8.032***	***5.30***		***8.037***		**15.00**		***5.748***	***4.10***		***5.757***
				0.523			***1.5164***				***0.383***			***1.404***

Location	Pit ID	Field Results			Total Au (gm)	Knelson % Rec
		Interval (m)	Prospector(gm)	Knelson (gm)		
Kwabeng	RS616	2.4-2.9	0.3334	0.0029	0.3363	0.9
		2.9-3.4	0.2059	0.0115	0.2174	5.3
		3.4-3.9	0.2643	0.0058	0.2701	2.1
		3.9-4.4	2.0543	0.0104	2.0647	0.5
		4.4-4.7	0.6802	0.0068	0.6870	1.0
		4.7-5.0	0.1736	0.0029	0.1765	1.6
						0.0
	RS617	2.1-2.6	0.0364	0.0213	0.0577	36.9
		2.6-3.1	0.0575	0.0079	0.0654	12.1
		3.1-3.6	0.3320	0.0098	0.3418	2.9
		3.6-4.1	1.8469	0.0255	1.8724	1.4
		4.1-4.6	0.7709	0.0073	0.7782	0.9
		4.6-4.9	0.4614	0.0143	0.4757	3.0
		4.9-5.2	0.1098	0.0091	0.1189	7.7
						0.0
	RS618	6.1-6.6	0.037	0.0059	0.0429	13.8
		6.6-7.1	0.6572	0.0208	0.6780	3.1
		7.1-7.4	0.8525	0.0100	0.8625	1.2
		7.4-7.7	0.2049	0.0128	0.2177	5.9
						0.0
						0.0
Pameng	PRS179	1.4-1.9	0.03	0.0052	0.0352	14.8
		1.9-2.4	0.0595	0.0105	0.0700	15.0
		2.4-2.9	0.0512	0.0009	0.0521	1.7
		2.9-3.1	0.0103	0.0004	0.0107	3.7
		3.13.3	0.0031	0.0003	0.0034	8.8
						0.0
	PRS180	2.3-2.8	0.2159	0.0099	0.2258	4.4
		2.8-3.1	0.0002	0.0001	0.0003	33.3
						0.0
	PRS181	1.7-2.2	0.2817	0.0053	0.2870	1.8
		2.2-2.7	0.2823	0.0074	0.2897	2.6
		2.7-3.2	0.0752	0.0006	0.0758	0.8
		3.2-3.3	0.0083	0.0001	0.0084	1.2
		3.3-3.4	0.0021	0.0001	0.0022	4.5
			10.10	**0.23**	**10.32**

Location	Pit ID	Field Results			Total Au (gm)	Knelson % Rec
		Interval (m)	Prospector(gm)	Knelson (gm)		
Pameng	PRS182	3.6-4.1	0.0705	0.0053	0.0758	7.0
		4.1-4.6	0.084	0.0055	0.0895	6.1
		4.6-5.1	0.0926	0.0044	0.097	4.5
		5.1-5.6	0.9259	0.0056	0.9315	0.6
		5.6-6.1	0.4858	0.0032	0.4890	0.7
		6.1-6.6	0.3266	0.0007	0.3273	0.2
		6.6-6.9	0.0625	0.0000	0.0625	0.0
	PRS183	4.3-4.8	0.02	0.0008	0.0208	3.8
		4.8-5.3	0.0280	0.0016	0.0296	5.4
		5.3-5.8	0.2265	0.0022	0.2287	1.0
		5.8-6.3	0.9064	0.0065	0.9129	0.7
		6.3-6.8	0.3543	0.0082	0.3625	2.3
		6.8-7.3	0.2559	0.0019	0.2578	0.7
		7.3-7.6	0.1399	0.0002	0.1401	0.1
		7.6-7.7	0.0083	0.0001	0.0084	1.2
	PRS184	4.3-4.8	0.0397	0.0009	0.0406	2.2
		4.8-5.3	0.0476	0.0032	0.0508	6.3
		5.3-5.8	0.0296	0.0016	0.0312	5.1
		6.7-7.2	0.0015	0.0001	0.0016	6.3
		7.2-7.7	0.0205	0.0007	0.0212	3.3
		7.7-8.2	0.5419	0.0046	0.5465	0.8
		8.2-8.5	0.6073	0.0004	0.6077	0.1
		8.5-8.7	0.3287	0.00004	0.3287	0.0
Kibi	KBP199	5.05-5.55	1.6538	0.0135	1.6673	0.8
		5.55-5.85	1.3212	0.0041	1.3253	0.3
	KBP200	2.7-3.2	0.0317	0.0031	0.0348	8.9
		3.2-3.7	0.1364	0.0147	0.1511	9.7
		3.7-4.2	0.2866	0.007	0.2936	2.4
		4.2-4.5	0.2483	0.0104	0.2587	4.0
	KBP201	3.15-3.65	0.0755	0.0111	0.0866	12.8
		3.65-4.15	0.0778	0.003	0.0808	3.7
		4.15-4.45	0.3491	0.0079	0.3570	2.2
		4.45-4.65	0.0817	0.0065	0.0882	7.4
			9.87	**0.14**	**10.01**	
		Previous pg	**10.1**	**0.23**	**10.32**	
		total	**19.97**	**0.37**	**20.33**	

Knelson recovered from negligeable gold to 37%
Averaged 1.8% increase

We would also note some general features on the size analysis of the gold and the distribution of the gold within the gravels sampled in the recent programme. In the case of the size analysis of gold, we would emphasize that the results should not be extrapolated much beyond the immediate confines of the present pits. The Goldenrae pitting and especially the mining indicates a noticeably higher percent of the coarser fractions in the upstream areas and a decrease further downstream.

SCREEN	KWABENG	PERC.	PAMENG	PERC.	KIBI	PERC.
APERTURE	PITS	WEIGHT	PITS	WEIGHT	PITS	WEIGHT
IN MICRON	RS	RETAINED	PRS	RETAINED	KBP	RETAINED

850	1.088	11.8	0.649	9.9	1.953	44.9
600	0.726	7.9	0.651	9.9	0.382	8.8
300	3.744	40.5	3.412	52.0	1.209	27.8
212	1.934	20.9	1.141	17.4	0.424	9.8
150	1.287	13.9	0.536	8.2	0.268	6.2
106	0.329	3.6	0.124	1.9	0.082	1.9
-106	0.129	1.4	0.048	0.7	0.033	0.7
	9.237		6.561		4.351

The distribution of gold within the gravels shows a strong correlation within the basal section of the gravel, with most of the gold contained within the lower 1-1.5m. This is consistent with the earlier findings by Goldenrae, which opens the possibility to treat the upper 0.5 -1m of the gravels as waste along with the overburden, which will result in an increase in the overall grade of the processed gravels.

A size analysis of the gravel was also undertaken for future engineering and plant design.

Location	Pit Number	%+100mm	%+50mm	%+25mm	%+19mm	%+6mm	%+2mm	%-2mm	%Clay

Kwabeng	RS616	10.7	15	17.9	10	12.5	12.9	12.9	8.2
	RS617	12.7	19.6	17.3	14.9	7.3	12.3	13.9	2.0
	RS618	5.3	12.6	20.4	8.8	6.6	11.3	11.3	23.6

Average		9.6	15.7	18.5	11.2	8.8	12.2	12.7	11.3

Pameng	PRS179	3.4	5.1	13.6	10.7	8.2	15.3	8.5	35.3
	PRS180	3	9.8	12.9	9.1	9.8	12.9	12.9	29.5
	PRS181	3.2	5.8	9.9	8.6	6.3	15.2	9.4	41.5
	PRS182	8.7	10.2	13.8	13.4	8.4	16.9	11.7	16.8
	PRS183	7.3	6.3	14.6	9.5	10.8	17.8	13.6	20.1
	PRS184	2.8	3.1	11.9	14.6	9.2	19.5	12.1	26.8

Average		4.7	6.7	12.8	11.0	8.8	16.3	11.4	28.3

Kibi	KBP199	8.8	19.6	17.6	8.8	7.8	8.8	13.7	14.7
	KBP200	0.9	8.6	11.4	10.5	10.2	18.2	17	23.1
	KBP201	0.7	9.4	11.8	10.6	9.7	14.6	13.2	30.1

Average		3.5	12.5	13.6	10.0	9.2	13.9	14.6	22.6

5.4	RESOURCE ESTIMATES

Below is a summary of the current resources on the Goldenrae leases less the mining that was carried out in 1991-1993. These resources represent estimates using the original Goldenrae data. As noted above, we believe the resource grades in the original Goldenrae report are very conservative and it is also quite possible that the volumes of gravels potentially available above the minimum total section cut-off could be expanded modestly by additional pitting.

Also as noted above, the significant variations in the Bonte check pitting and the current work with the original Goldenrae pitting results, leaves us to conclude that virtually all of the alluvial resources would be categorized at “indicated” under today’s industry standards. Additional pitting will be needed to upgrade these to a “measured” resource.

Area	Ore Volume	Overburden	Ore Grade	Total Section	Raw grams	Raw Oz	Stripping	T.S. Grade
	BCM	Vol. BCM	Raw g/BCM	Vol. BCM	Au	Au	Ratio	Raw g/BCM
Kwabeng
Animaninsu	271,000	135,000	0.51	406,000	138,210	4,444	0.50	0.34
Kutuani #1	356,000	32,000	0.45	388,000	160,200	5,151	0.09	0.41
Kutuani #2	174,000	156,000	0.73	330,000	127,020	4,084	0.90	0.38
Awusu-Up#1	288,000	121,000	0.47	409,000	135,360	4,352	0.42	0.33
Awusu-Up#2	156,000	154,000	0.73	310,000	113,880	3,661	0.99	0.37
Awusu-Up#3	204,000	198,000	0.61	402,000	124,440	4,001	0.97	0.31
Awusu-Up#4	607,000	315,000	0.66	922,000	400,620	12,880	0.52	0.43
Awusu-Down	2,784,000	2,412,000	0.52	5,196,000	1,447,680	46,544	0.87	0.28
Slime Area	204,000	204,000	0.44	408,000	89,760	2,886	1.00	0.22
Anikawkaw	293,000	144,000	0.49	437,000	143,570	4,616	0.49	0.33
Asuofu	333,000	93,000	0.4	426,000	133,200	4,282	0.28	0.31
Pameng
Pameng A	2,140,000	1,610,000	0.55	3,750,000	1,177,000	37,841	0.75	0.31
Pameng B	1,056,000	565,000	0.58	1,621,000	612,480	19,692	0.54	0.38
Apapam
Apapam	3,717,000	4,140,000	0.63	7,857,000	2,341,710	75,288	1.11	0.30

Totals/Ave	12,583,000	10,279,000	0.568	22,862,000	7,145,130	229,721	0.817	0.313

Chapter 6 VALUATION OF THE GOLDENRAE PROJECT

6.1	DEVELOPMENT OPTIONS

The current gold prices afford an excellent opportunity to develop a successful alluvial operation on the Goldenrae mining and prospecting leases in the Kibi District. Lessons learned from previous alluvial mining in this area, as well as from other alluvial operations in the country, indicate a number of options for development need to be considered. The following are key points in selecting a successful approach:

-	Dry mining is probably the only sensible approach in most of the upstream areas where grades are often quite high and the gravels frequently contain coarse boulders.

The current IHC plant at Kwabeng can very likely be operational after various repairs and re-conditioning. It would probably be wise to keep the plant on the barge and move it along with mining by cutting a channel within or adjacent to the alluvial reserves.

Dry mining would probably involve trucking the gravels to a plant but draglining the overburden should be considered since it has been used successfully on nearby alluvial diamond mining. In some areas, overburden may be effectively removed by bulldozing.

Conditions for dredging need to be assessed in more detail. This method has many cost advantages and it is possible that some downstream areas may be suitable for dredging. Dredging should only be considered in conjunction with dry mining.

The relatively coarse nature of the gold in most of the reserves indicates that most recovery methods will be effective as long as the gravels are washed thoroughly so that the gold is liberated.

Production levels must be substantial in order to reduce unit costs and support overheads. This should include at least two and possibly 3 production units with collective treatment of about 2 million bcm/year of gravels.

The mine and production plan must be flexible in order to adjust quickly to changing circumstances such as the seasonal availability of water. At least one of the dry mining production units should be designed to move easily in order to exploit some of the smaller but high-grade resources in narrow valleys where water may only be available in the rainy season.

Any development scheme must have an effective plan to supply sufficient good quality water to all production units on a year round basis. Re-cycling will be essential and it will be important that mining minimize any impact on water supplies to local communities.

6.2	CAPITAL AND OPERATING COST CONSIDERATIONS

A detailed assessment of capital and operating costs is well beyond the scope of the present evaluation. However, it is appropriate to give an indication of the range in costs, which could be anticipated for an operation at Goldenrae. This is based on some of the original Goldenrae costs projected forward to the present by using current costs for a few of the major cost inputs such as fuel and manpower.

In addition, we have reviewed some of the proposed costs projected by Alluvial Dredging and Mining Services about 10 years ago as well as those estimated more recently for Xtra-Gold by consultant Mike Cawood. Furthermore, Rae International is currently involved in planning and commissioning a large alluvial gold operation in Nevada.

For a large alluvial operation in Ghana using a dry mining approach, the expected direct cash operating costs, (excluding all financing, royalty and taxation costs), are likely to be in the range of $5-6 USD/BCM of gravel processed with an average overburden stripping ratio about 1:1. Dredging should be slightly cheaper (about $4-5 USD/BCM) but still quite high as the overburden must be removed by dry mining. If annual throughput is close to 2 million BCM, the costs should be around $5 USD/BCM whereas if only 1-1.2 million BCM is processed, the costs will be closer to $6 USD.

The above costs will be at least 50-60% higher than those projected in the early to mid 1990’s for an operation of at least 1 million BCM per year. The main increases are due to higher fuel, maintenance and manpower costs. At present, fuel prices in Ghana are about $0.80-0.90 USD per litre and a skilled equipment operator will earn about$3-400 USD/month. Whereas, 10 years ago, he would be earning $150-200 USD/month. Similiarily, experienced geologists now earn about $1000 USD/monthly and trained field technicians also earn $3-400 USD/month, which is at least twice the amount in dollar terms than 10 years ago.

Labour and security personnel now earn $100-150 USD/month, again, about half of what they earned 10 years ago.

It is also useful to estimate the expected direct operating costs on the basis of USD/oz of gold produced. We can reasonably assume a range in the raw gold recovered grade from a low of 0.57 g/BCM (original Goldenrae estimates), to a slightly higher 0.65 g/BCM, which we think is quite realistic. For the unit costs of $5 and $6 USD/BCM respectively of gravel processed, the direct cash costs will be about $295 and $352 USD/oz of fine gold (assuming a 930 fineness), for the 0.57 g/BCM grade. For the higher recovered grade of 0.65 g/BCM, the cash operating costs are $260 and $311 USD/oz respectively. Thus, the full range will likely be $260-$350 USD/oz, which is quite competitive in today’s market.

Some of the mining equipment costs (trucks, excavators, bulldozers), may have gone up a modest 30-40% in the last few years whereas plant costs will have increased 60-80% over the same period due to the sharp increase in steel prices, especially in the last two years. Thus, for planning purposes, capital cost estimates today will very likely be 80-100% higher than those in the early to mid 1990’s.

The capital costs in re-commissioning the existing IHC floating plant at Kwabeng will likely be in the order of $5 million USD. This will include about $500,000 USD for reconditioning the plant at and another $500,000 for upgrading office, housing and administrative needs at the Kwabeng headquarters. The remaining 4 million USD would be spent on mining equipment and site preparation.

A dry-mining operation with annual production of 500-600,000 BCM will cost in the order of $5-6 million USD. About $1.5-2 million USD will be the cost of the skid-mounted plant and associated equipment. The main cost will be in mining equipment, which is estimated to cost about $3-3.5 million USD and $500,000 would be directed towards site preparation. It is assumed that the necessary office, housing and admin services would already be established at Kwabeng.

If one envisages several production units with combined annual production of about 2 million BCM of gravels processed, the projected capital requirements for all the equipment, infrastructure an site preparation will be about $15-17 million USD. In addition, it would be prudent to have an additional $2-3 million USD available for operating capital and contingency requirements. The capital requirements would be needed over about a 15-18 month period. The floating plant could be operational in about 6 months, and the first skid mounted plant could be on site in about 9 months and the 2nd skid mounted plant could be scheduled to arrive about 3 months later. All 3 plants should therefore be fully operational within about a 15 month period.

Based on the above, total anticipated capital requirements of up to $20 million USD, we can estimate the cash cost per ounce of annual gold production. If we assume an average recovered grade of 0.6 g/BCM of fine gold, the annual production of gold at 2 million BCM will be 1,200,000 grams or about 38,600 ounces. This would yield a cost of about 518 per ounce of annual production. In today’s gold industry, this would be considered quite competitive.

6.3	PROJECT EVALUATION

There is insufficient information on capital and operating costs to provide a detailed and accurate valuation of the Goldenrae gold resources. In addition, we believe that existing data on grade is not sufficiently accurate to be categorized as “measured” resource so we have downgraded these to “indicated” resources. Furthermore, we believe that based on the recent pitting, as well as that of Bonte several years ago, it is likely that the resource “boundaries” are likely to be extended modestly by more detailed pitting in selected areas and by carefully processing of pit gravels. This is further reason to downgrade the categorization of the previous resource estimates. Most of the indications are that the in-situ grades of the “indicated” resources, as well as the gravel volumes, will most likely be increased by 10-20%. This will add substantial value to the project.

We do believe that there is sufficient information to provide a range in the valuation of existing resources at Goldenrae. At the low end of the valuation we can assume a case whereby the total volume of gravels treated is 12.6 million BCM (about 214,000 fine ounces of gold), at a recovered raw head grade of 0.57 g/BCM and operating costs are $6 USD/BCM. We will also assume a gold price of $18 USD/g or $560 USD/oz, which is very close to existing prices in early 2006. In this case, the recovered value of fine gold per BCM is 0.57 x 0.93 x 18 =$9.54 USD less $6 USD operating cost equals $3.54 USD/BCM of gross operating “profit’, which excludes royalties, taxes and financing costs. Over the life of the mine, this operating “profit’ will amount to $44.6 million USD. If we assume a capital investment of $20 million USD, no financing costs (ie. all equity financing), no taxes as Goldenrae has large tax credits, and approximately $3.6 million USD in royalty payments to the government (approx. 3%), we end up with a “net”, non-discounted value of about $21 million USD.

At the high end of the valuation, which includes a recovered raw head grade of 0.65 g/BCM and operating costs of $5 USD/BCM, plus all of the above assumptions on gold price, fineness, royalties and capital costs etc.., we come up with a “net”, non-discounted value of about $50 million USD.

If in the latter case we reduce the gold price to $15 USD/g (about $467 USD/oz), but keep all the other assumptions, the net value is reduced to about $28 million USD.

6.4	CONCLUSIONS AND RECOMMENDATIONS

At current gold prices, a high volume alluvial gold operation on the Goldenrae concessions should be quite profitable. In order to get unit costs down to a minimum, the production rate should aim for about 2 million BCM per year of gravels processed.

The resources are mainly classified as “indicated” since the indicated grades and volumes are now considered not to be firmly established. Pitting by Bonte Mining in the late 1990’s and recent work and Rae International, strongly suggest that Goldenrae’s in-situ grade estimates are probably low by 10-20%. In addition, the volumes of the gravels with minimal total section grades of 0.2 g/BCM, is likely to be understated, perhaps by as much as 10%. The net result of the underestimates indicates that the amount of recoverable gold could well increase from less than 215,000 ounces to about 250,000 ounces.

At current gold prices, the range of the “net”, non-discounted value of the existing resources will be $20-50 million USD.

There are quite substantial alluvial resources in neighbouring areas of the Kibi District, which could be of similar size and character. Most of the development will have to be done by dry mining methods. However, some downstream areas may be suitable for dredging, which has major cost advantages. Any development scheme must be flexible to be able to adjust to seasonal variations in rainfall and the wide range in the sizes of individual alluvial gold deposits.

Additional pitting is needed to better determine the grades and volumes of the gravels. The pitting and sample processing should be done under close security an with rigourous processing techniques that will ensure more reliable grade estimates. A central, secure sample processing site should be set up. The additional pitting should specifically include downstream areas on the Awusu and Merepong Rivers and perhaps at Apapam where dredging many be possible.

Environmental studies should get underway as soon as possible as part of the permitting process in order not to delay the start-up of mining. Detailed studies on capital and operating costs should also be initiated immediately.

CERTIFICATE OF ROBERT J. GRIFFIS

I, Robert J. Griffis, B.Sc., M.S., Ph.D., P.Eng. (Ontario), do hereby certify that:

1. That I am an independent consulting geologist currently based in Ghana, West Africa and residing at 223 North Chapel Hill, Takoradi, Western Region, Ghana; tel. 233-244-787618 and email arjaygriffis@yahoo.com. I also have a base in North America at Griffis International, 330 Bay St., Suite 820, Toronto, Ontario, Canada M5H 2S8; tel. 416-867-9087 and email bob@griffis.ca.

2. I graduated with a Bachelor of Science degree in Engineering Geology from the University of Toronto in 1965. I also have a Master of Science (1970) and Doctor of Philosophy (1977) degree from Washington State University in Pullman, Washington, USA.

3. I am a Professional Engineer of Ontario and a fellow of the Ghana Association of Geoscientists.

4. I have been practicing my profession in many parts of the world since I graduated from the University of Toronto in 1965.

5. I am a "qualified person" according to the criteria set out in Canada's National Instrument 43-101.

6. I am very familiar with the properties evaluated in this report as a result of extensive work done in the area about 15 years ago as an exploration geologist and later as a Director of Goldenrae Mining Company Ltd.

7. I have no beneficiary interest in Xtra-Gold now nor do I expect any in the future.

Dated this 10th day of March 10, 2006.

Robert J. Griffis

John A. Rae, P.Geo

(14 Walt St., Smithfield)
RR # 3, Brighton
ON K0K 1H0

Tel: 613-475-5641
Fax: 613-475-4542
Email: johnrae@magma.ca

CERTIFICATE OF AUTHOR

I, John A. Rae, P.Geo. do hereby certify that:

1/ I am an independent contractor and reside at 14 Walt St., Smithfield, ON, K0K 1H0.

2/ I graduated from Haileybury School of Mines in 1978 from their mining engineering technician program.

3/ I am a member of the Ontario Association of Professional Geoscientists.

4/ I have worked as a geoscientist for 38 years.

5/ I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of this report.

6/ I am responsible for the preparation of all sections of the technical report titled "Goldenrae Evaluation" dated March 7, 2006 relating to a property owned by Xtra-Gold Resources Corp. of Toronto, Ontario, Canada. The property is located Ghana, West Africa and I was involved with the property from 1988-1993, initially as the Exploration Manager, and later as the Production Manager employed by Goldenrae Mining Co. Ltd..

7/ I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 7th Day of March, 2006

PROFESSIONAL GEOSCIENTISTS
JOHN A. RAE
PRACTISING MEMBER
0907
ONTARIO

John A. Rae

APPENDIX

N
R. Animaninsu
Gravel Vol. 271,000m3
Gravel Grade 0.51g/m3
Total Section Vol. 406,000m3
Total Section Grade 0.35g/m3
Xttra Gold Camp Site
Gravel Vol. 288,000m3
Gravel Grade 0.47g/m3
Total Section Vol. 409,000m3
Total Section Grade 0.35g/m3
R. Kutuani
Gravel Vo. 356,000m3
Gravel Grade 0.45g/m3
Total Section Vol. 388,000m3
Total Section Grade 0.41g/m3
Gravel Vol. 174,000m3
Gravel Grade 0.73g/m3
Total Section Vol. 330,000m3
Total Section Grade 0.36g/m3
To Akrofufu
Kwabeng Township
Mined Area
Gravel Vol. 204,000m3
Gravel Grade 0.61g/m3
Total Section Vol. 402,000m3
Total Section Grade 0.32g/m3
Current pits
R. Anikawkaw
Slime retention area
R. Abudusu
Gravel Vol. 2,784,000m3
Gravel Grade 0.55g/m3
Total Section Vol. 5,196,000m3
Total Section Grade 0.30g/m3
Gravel Vol. 293,000m3
Gravel Grade 0.49g/m3
Total Section Vol. 437,000m3
Total Section Grade 0.33g/m3
Gravel Vol. 607,000m3
Gravel Grade 0.661g/m3
Total Section Vol. 922,000m3
Total Section Grade 0.43g/m3
Gravel Vol. 333,000m3
Gravel Grade 0.46g/m3
Total Section Vol. 426,000m3
Dry Mining Resource
Floating Plant Resource
Road
River
800
400
200
0
metres

Panieng
Gravel Vol. 2,140,000m3
Gravel Grade 0.55g/m3
Total Section Vol. 3,750,000m3
Total Section Grade 0.31g/m3
Mereponig
Current Pits
R. Bontre
Gravel Vol. 884,000m3
Gravel Grade 0.61g/m3
Total Section Vol. 1,310,000m3
Total Section Grade 0.42g/m3
Gravel Vol. 172,000m3
Gravel Grade 0.42g/m3
Total Section Vol. 311,000m3
Total Section Grade 0.33g/m3
R. Bontre
R. Tafoakwa
R. Bebre
Floating Plant Resource
Dry Mining Resource
Road
0
200
400
800
metres

Gravel Vol. 1,065,000m3
Gravel Grade 0.589g/m3
Total Section Vol. 2,319,000m3
Total section Grade 0.235g/m3
l Vol. 76,000m3
l Grade 0.227g/m3
Section Vol. 87,000m3
Section Grade 0.21g/m3
BLOCK C
BLOCK B
Takyiwa
Adansu
Ahwenease
BLOCK D
Gravel Vol. 162,000m3
Gravel Grade 0.34g/m3
Total Section Vol. 249,000m3
Total section Grade 0.227g/m3
BLOCK A
Adadientem
BIRIM
Current pits
Gravel Vol. 976,000m3
Gravel Grade 0.628g/m3
Total Section Vol. 2,216,000m3
Total Section Grade 0.277g/m3
Aboasua
Dry Mining Resource
Road
River
BLOCK E
Gravel Vol. 1,436,000m3
Gravel Grade 0.715g/m3
Total Section Vol. 2,996,000m3
Total Section Grade 0.321g/m3